Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

CARRIER CORPORATION,

THE SELLERS LISTED ON SCHEDULE I,

MIDDLEBY MARSHALL INC.,

UNITED TECHNOLOGIES CORPORATION, for the limited purposes set forth herein

and

THE MIDDLEBY CORPORATION, for the limited purposes set forth herein

Dated as of May 18, 2018

i

3.20	Vendors and Customers	38
3.21	Brokers	38
3.22	No Other Representations or Warranties; No Reliance	38

	ARTICLE IV

	REPRESENTATIONS AND WARRANTIES
	OF PURCHASER

4.1	Organization and Qualification; Subsidiaries	39
4.2	Authority Relative to this Agreement	40
4.3	Consents and Approvals; No Violations	40
4.4	Litigation	41
4.5	Brokers	41
4.6	Financing	41
4.7	Investment Decision	42
4.8	No Other Representations or Warranties; No Reliance	42

	ARTICLE V

	ADDITIONAL AGREEMENTS

5.1	Access to Books and Records	43
5.2	Confidentiality	45
5.3	Required Actions	46
5.4	Conduct of Business	48
5.5	Consents	51
5.6	Public Announcements	51
5.7	Intercompany Accounts; Cash	51
5.8	TFEM Warranty Liabilities	52
5.9	Termination of Intercompany Arrangements	52
5.10	Guarantees; Commitments	52
5.11	Insurance	53
5.12	Post-Closing Litigation Support.	54
5.13	Payments	54
5.14	Use of Marks	55
5.15	Non-Solicitation; Non-Compete	55
5.16	Financing	57
5.17	Pre-Closing Restructuring	57
5.18	Additional Business Financial Statements	57
5.19	Further Assurances	58
5.20	Purchaser Obligations	58
5.21	Seller Obligations	58
5.22	Bulk Sales Laws	59

	ARTICLE VI

	EMPLOYEE MATTERS COVENANTS

6.1	Treatment of Business Employees	59
6.2	Health Coverages	60
6.3	Severance	61
6.4	WARN and Corresponding State Laws	61
6.5	Accrued Vacation, Sick Leave and Personal Time	61
6.6	LTD Employees	61
6.7	Cash Incentive Compensation	62
6.8	Retention Bonuses	62
6.9	Seller Benefit Plans; Transferred Company Benefit Plans	62
6.10	Treatment of International Business Employees	62
6.11	No Amendments; No Employments Rights, Third Party Beneficiaries	63

	ARTICLE VII

	TAX MATTERS

7.1	Section 338(h)(10) Elections; Purchase Price Allocation	63
7.2	Tax Indemnification by the Sellers	64
7.3	Tax Indemnification by Purchaser	65
7.4	Straddle Periods	65
7.5	Tax Returns	66
7.6	Certain Tax Benefits, Refunds, Credits and Carrybacks	68
7.7	Tax Contests	70
7.8	Cooperation and Exchange of Information	71
7.9	Tax Sharing Agreements	72
7.10	Tax Treatment of Payments	72
7.11	Certain Tax Elections	72
7.12	Transfer Taxes	72
7.13	Timing of Payments	73
7.14	Tax Matters Coordination	73

	ARTICLE VIII

	CONDITIONS TO OBLIGATIONS TO CLOSE

8.1	Conditions to Obligation of Each Party to Close	73
8.2	Conditions to Purchaser’s Obligation to Close	74
8.3	Conditions to the Sellers’ Obligation to Close	74

	ARTICLE IX

	TERMINATION

9.1	Termination	75
9.2	Notice of Termination	76
9.3	Effect of Termination	76
9.4	Extension; Waiver	77

	ARTICLE X

	INDEMNIFICATION

10.1	Survival of Representations, Warranties, Covenants and Agreements	77
10.2	Indemnification by the Sellers	78
10.3	Indemnification by Purchaser	79
10.4	Indemnification Procedures	80
10.5	Legacy Environmental Liabilities and Certain Pre-Closing Environmental Liabilities	82
10.6	Remedial Actions to Address Business Real Property Pre-Closing Environmental Liabilities	82
10.7	Exclusive Remedy	87
10.8	Additional Indemnification Provisions	87
10.9	Limitation of Liability	88

	ARTICLE XI

	GENERAL PROVISIONS

11.1	Interpretation; Absence of Presumption	88
11.2	Headings; Definitions	90
11.3	Governing Law; Jurisdiction and Forum; Waiver of Jury Trial	90
11.4	Entire Agreement	91
11.5	No Third Party Beneficiaries	91
11.6	Expenses	91
11.7	Notices	91
11.8	Successors and Assigns	92
11.9	Amendments and Waivers	92
11.10	Severability	93
11.11	Specific Performance	93
11.12	Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege	93
11.13	No Admission	94
11.14	Counterparts	94

Exhibits

Exhibit A: Form of Transition Services Agreement
Exhibit B: Form of Foreign Acquisition Agreement for TI
Exhibit C: Form of Foreign Acquisition Agreement for TFET
Exhibit D: Form of Chinese Asset Purchase Agreement
Exhibit E: Form of Trademark Assignment Agreement
Exhibit F: Form of Patent Assignment Agreement

Schedules

Schedule I: The Sellers
Schedule II: Transferred Companies
Schedule III: Accounting Principles
Schedule IV: Purchase Price Allocation
Schedule V: Section 338(h)(10) Subsidiaries
Schedule VI: Section 338(g) Subsidiaries

Seller Disclosure Schedule
Purchaser Disclosure Schedule

v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of May 18, 2018, is by and among Carrier Corporation, a Delaware corporation (“Parent”), the Sellers listed on Schedule I hereto (each of Parent and each entity listed on Schedule I, a “Seller,” and, collectively, the “Sellers”), Middleby Marshall Inc., a Delaware corporation (“Purchaser”), United Technologies Corporation, a Delaware corporation (“UTC”), solely for purposes of Section 5.21, and The Middleby Corporation, a Delaware corporation (“Middleby”), solely for purposes of Section 5.20.

RECITALS

WHEREAS, the Sellers hold the capital stock and other equity interests of the entities listed on Schedule II hereto (each of the companies listed on Schedule II, a “Transferred Company,” and, collectively, the “Transferred Companies”);

WHEREAS, the Sellers desire to sell and transfer, and Purchaser desires to purchase, or to cause the Purchaser Designees to purchase, all of the Sellers’ right, title and interest in and to the capital stock and other equity interests of the Transferred Companies (the “Shares”) and, subject to Section 2.8(b) and the terms and conditions of the Chinese Asset Purchase Agreement, Sellers desire to cause SCT to transfer and assign to Qingdao Middleby Induction Co., LTD., a company incorporated under the Laws of the People’s Republic of China (“Middleby Induction China”) the SCT Business Assets and Purchaser desires to cause Middleby Induction China to purchase the SCT Business Assets and to assume the SCT Business Liabilities, for the aggregate consideration set forth in Section 2.2(a), subject to the terms and conditions of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.1                               Defined Terms.  For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any claim, action, cause of action, demand, suit, arbitration, notice of violation, subpoena, litigation or proceeding by or before any Governmental Entity, whether civil, criminal, administrative, regulatory or otherwise, and whether at law or in equity.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, from and after the Closing, (a) none of the Transferred Companies shall be considered an Affiliate of the Sellers or any of the Sellers’ Affiliates and (b) none of the Sellers or any of the Sellers’ Affiliates shall be considered an Affiliate of any Transferred Company.

“Ancillary Agreements” shall mean the Transition Services Agreement, the Foreign Acquisition Agreement for TFET, the Foreign Acquisition Agreement for TI, the Chinese Asset Purchase Agreement, and the Intellectual Property Assignment Agreements.

“Applicable Remediation Standards” shall mean all applicable clean up, remedial, corrective or similar standards promulgated by or acceptable to any Governmental Entities having jurisdiction over any such matter, based upon use of the affected facility or property for industrial and commercial use, that satisfy the requirements of all such Governmental Entities and applicable Environmental Laws.

“Books and Records” shall mean all marketing, sales and promotional literature, books, records, files, documents, Contracts, financial records, statutory registers, bills, Tax Returns of the Transferred Companies (other than a Combined Tax Return),  accounting, internal and audit records, operating and training manuals, programming information, computerized data, quality records and reports, cost information, pricing data, market surveys, mailing lists, personnel and payroll records, customer and supplier lists and files, preprinted materials, and other similar items in the possession or under the control of the Transferred Companies or in the possession or under the control of their pre-Closing Affiliates (including the Parent Group) (collectively, the “Business Materials”), in each case to the extent solely related to the Business or the Transferred Companies; provided, that “Books and Records” shall not include any information, documents or materials to the extent that they (a) cannot reasonably be identified by the Sellers as relating to the Business or the Transferred Companies or (b) relate to an Excluded Asset or Excluded Liability, including any business, operations, assets, liabilities, product lines or Subsidiary not to be transferred to Purchaser or a Purchaser Designee pursuant to and in accordance with the terms and conditions of this Agreement.

“Borrowers” shall mean “Borrowers” as defined in the Purchaser Credit Facility.

“Business” shall mean the business of the Transferred Companies (and, to the extent primarily related to the Business as defined below, of SCT) of designing, manufacturing and selling the following equipment: two sided cooking grills, continuous dispensing batch freezers for shakes, soft serve and frozen yogurt, specialty blenders, frozen beverage dispensers, and smoothie mixers and related parts and services.  For the avoidance of doubt, the “Business” shall not include, and the following shall not, directly or indirectly, be transferred to the Purchaser or the Purchaser Designees in connection with the Sale or the transactions contemplated by this Agreement:  (a) the former, present or future rights, properties, assets, businesses or operations (i) set forth on Section 1.1(a)(i) of the Seller Disclosure Schedule or (ii) to the extent relating to the divested businesses set forth on Section 1.1(a)(ii) of the Seller Disclosure Schedule (such divested businesses, the “Divested Businesses”) or otherwise under any Divestiture Agreement (collectively, the “Excluded Assets”), or (b) any Liabilities of the Transferred Companies or Parent or any of its Affiliates (i) to the extent relating to the Excluded Assets or (ii) to the extent arising out of any businesses of the Parent Group or the Transferred Companies (other than the Business) to the extent unrelated to the Business, or (iii) that are Legacy Environmental Liabilities or Pre-Closing Environmental Liabilities (collectively, the “Excluded Liabilities”).

Notwithstanding anything in this Agreement to the contrary, Sellers shall not be required to indemnify any Purchaser Indemnified Party with respect to Liabilities, including Legacy Environmental Liabilities, arising out of or relating to the Divested Businesses that were divested pursuant to the Asset Purchase Agreement by and among Carrier Commercial Refrigeration, Inc. and Carter-Hoffmann, LLC, a Delaware limited liability company, dated as of June 29, 2007, or the Asset Purchase Agreement by and between Carrier Commercial Refrigeration, Inc., Bloomfield Industries Canada Limited, a Canadian company, and Wells Bloomfield, LLC, a Delaware limited liability company, dated as of August 3, 2007 (collectively, the “Prior Purchaser Divestiture Agreements”), or otherwise under such Prior Purchaser Divestiture Agreements, unless and only to the extent Sellers or any Transferred Company are required to indemnify such Purchaser Indemnified Parties for such Liabilities under the Prior Purchaser Divestiture Agreements as in effect as of the date hereof.  For the avoidance of doubt, this Agreement shall not expand, modify or supersede the obligations of the Transferred Companies under the Prior Purchaser Divestiture Agreements.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” shall mean (a) an individual who is, immediately before the Closing, (i) actively employed by any of the Transferred Companies or (ii) on an approved leave of absence from any of the Transferred Companies, other than any LTD Employee and (b) each individual identified on Section 6.1(a) of the Seller Disclosure Schedule who remains actively employed by, or on an approved leave of absence from, a member of the Parent Group as of immediately before the Closing, other than any such individual who is an LTD Employee.

“Business Environmental Permit” shall mean any Permit required to operate the Business or occupy and use the Business Real Property under any applicable Environmental Law.

“Business Environmental Reports” shall mean any environmental reports relating to any Environmental Condition on, at or from any Business Real Property or relating to compliance by the Business or Business Real Property with any applicable Environmental Law.

“Business Material Adverse Effect” shall mean any event, change, development, effect, occurrence, circumstance or state of facts that, either individually or taken together with any other event, change, development, effect, occurrence, circumstance or state of facts (i) has, or is reasonably expected to have, a material adverse effect on the business, financial condition or results of operations, assets or Liabilities of the Transferred Companies and the Business, taken as a whole or (ii) would reasonably be expected to prevent or materially delay the consummation of the Sale by the Sellers; provided, that no such event, change, development, effect, occurrence, circumstance or state of facts resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute, contribute to or be taken into account in determining whether there has been, or may be, a Business Material Adverse Effect:  (a) the general conditions and trends in the industries or businesses in which any of the Transferred Companies operate, (b) general political, economic, financial or capital markets conditions (including interest rates, exchange rates and credit markets), (c) any act of civil unrest, war or terrorism, including an outbreak or escalation of hostilities involving the United

States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, (d) any conditions resulting from natural or manmade disasters or other acts of God, (e) actions taken by the Sellers or the Transferred Companies in order to comply with applicable Law or with their express covenants and agreements contained in this Agreement (including the impact thereof on the relationships, contractual or otherwise, of the Transferred Companies with customers, employees, suppliers or partners), (f) the failure, in and of itself, of the financial or operating performance of the Transferred Companies to meet internal, Parent’s or analyst projections, forecasts or budgets for any period (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Business Material Adverse Effect; provided, further, that this clause (f) shall not be construed as implying that any Seller is making any representation or warranty hereunder with respect to any internal, Parent or analyst projections, forecasts or budgets), (g) any action taken or omitted to be taken by or at the written request of Purchaser or that is required by this Agreement, (h) the execution, announcement or pendency of this Agreement and the Ancillary Agreements or announcement, pendency or consummation of the transactions contemplated hereby or thereby (other than with respect to the representations and warranties set forth in Section 3.4), (i) changes in any Laws or GAAP or other applicable accounting principles or standards or any authoritative interpretations thereof or (j) the Excluded Assets or Excluded Liabilities, except, in the case of the foregoing clauses (a) through (d), to the extent that the Transferred Companies, taken as a whole, are disproportionately adversely affected thereby relative to other similarly situated Persons operating in the industries in which the Transferred Companies operate (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has been or may be a Business Material Adverse Effect).

“Carrier Asia” mean Carrier Asia Ltd., a company organized under the Laws of Hong Kong.

“Cash” shall mean the aggregate of all cash, cash equivalents, bank deposits, investment  accounts, lockboxes, certificates of deposit, bank accounts, deposits, marketable securities and  other similar cash items, and in the case of any such Cash denominated in a currency other than U.S. dollars (“Foreign Cash”), valuing such Foreign Cash in U.S. dollars at the applicable exchange rate in effect on the opening of business on the relevant measurement date (as reported by Bloomberg L.P.); provided, that with respect to any Foreign Cash held by TFET (“China Cash”), to the extent such China Cash exceeds $5,000,000 (the amount of such excess, the “Excess China Cash”), the amount of China Cash held by the Transferred Companies for purposes of this Agreement shall be deemed to be equal to the sum of (a) $5,000,000 plus (b) the product of (i) such Excess China Cash multiplied by (ii) 0.8, in each case valuing such China Cash and Excess China Cash in U.S. dollars at the applicable exchange rate in effect on the opening of business on the relevant measurement date (as reported by Bloomberg L.P.).

“CCR” shall mean Carrier Commercial Refrigeration, Inc., a Delaware corporation.

“Chinese Asset Purchase Agreement” shall mean the acquisition agreement to be entered into promptly after the date hereof substantially in the form of Exhibit D hereto to effect the assignment to and assumption by Middleby Induction China of the SCT Business Assets and the SCT Business Liabilities at or as soon as practicable following the Closing subject to the terms and conditions thereof.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of April 6, 2016, as amended on April 4, 2018, by and between United Technologies Corporation and Purchaser.

“Contract” shall mean any legally binding lease, contract, plan, commitment, license, arrangement, option, instrument, undertaking, arrangement or other agreement, and any amendments, modifications and side letters related thereto, other than a Permit.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Divestiture Agreements” shall mean any definitive agreements entered into by the Sellers or their Affiliates prior to the Closing Date involving the divestiture of the Divested Businesses or other divestiture of facilities or properties owned or operated by any Transferred Company or used for the Business prior to the Closing Date.

“Environment” shall mean soil, land, sediment, surface or subsurface strata, surface water, groundwater, drinking water supply, sediment, and indoor or outdoor ambient air.

“Environmental Condition” shall mean a condition resulting from the Release or threatened Release of a Regulated Substance into the Environment on, in, under or within any property, but does not include the presence of a Regulated Substance in locations and at concentrations that are naturally occurring.

“Environmental Condition Assessment” shall mean a formal or written evaluation of actual or potential Environmental Conditions at a site, or portion of a site, by a qualified third-party environmental consulting firm, which assessment may include sampling and analyses of any areas where, based on reviews of site history and current or past operations, Environmental Conditions are, or may have been, more probable to occur.

“Environmental Laws” shall mean any Law relating to the pollution or protection of the Environment, public health and safety, and natural resources, including the use, handling, transportation, treatment, storage, generation, manufacture, processing, distribution, containment, management, disposal, recycling, presence, Release or threatened Release, or discharge of Regulated Substances.

“Environmental Liabilities” shall mean any Liabilities to the extent arising under any Environmental Law or to the extent related to or arising out of any Environmental Condition, including Liabilities to the extent arising from or relating to any:  (a) duty imposed by, breach or actual or alleged noncompliance with or violation of any Environmental Law; (b) Remedial Action; (c) storage, transportation, treatment, generation, use, containment, handling, management, disposal, discharge, recycling or Release or threatened Release at any location, including any Off-Site Location, of Regulated Substances or the arrangement for such activities; (d) bodily injury, property damage or other Liabilities of any Person arising from any Environmental Condition; or (e) injury to, destruction of or loss of natural resources, or costs of

any natural resource damage assessments arising from any Environmental Condition.   “Environmental Liabilities” does not include any Liabilities related to or arising out of (i) the sale, distribution, use or misuse of products manufactured or distributed by the Business; or (ii) the presence of a Regulated Substance in building materials at the Business Owned Real Property that does not involve the occurrence of a Release of such Regulated Substance.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Foreign Acquisition Agreement for TFET” shall mean the acquisition agreement substantially in the form of Exhibit C hereto to effect the transfer of the Shares of TFET to Middleby China Corporation at the Closing.

“Foreign Acquisition Agreement for TI” shall mean the acquisition agreement substantially in the form of Exhibit B hereto to effect the transfer of the Shares of TI to Purchaser at the Closing.

“Foreign Acquisition Agreements” shall mean the Foreign Acquisition Agreement for TI and the Foreign Acquisition Agreement for TFET, collectively.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied throughout the periods involved.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean, without duplication, in each case calculated in accordance with the Accounting Principles:  (a) any indebtedness for borrowed money of any Transferred Company, whether current, short-term or long-term, secured or unsecured (including obligations with respect to principal, accrued interest and any related charges, penalties or premiums), (b) any obligations of any Transferred Company evidenced by bonds, notes, debentures or other debt securities, (c) any obligations of any Transferred Company in respect of letters of credit or bank guarantees, to the extent drawn, (d) obligations of any Transferred Company for the deferred purchase price for fixed assets (other than accounts payable incurred in the ordinary course of business) and all capital leases, (e) any obligations of any Transferred Company with respect to any interest rate hedging or swap agreements (calculated, as of any date, as the net amount of any payment that would be required to be paid by the Transferred Company to the counterparty banks in the event of an early unwind or early termination of such arrangement on such date) and (f) any obligations of another Person referred to in the foregoing clauses which are guaranteed by any of the Transferred Companies; provided, that Indebtedness shall not include any intercompany indebtedness owing by one Transferred Company to another Transferred Company or any items set forth on Section 1.1(b) of the Seller Disclosure Schedule.

“Intellectual Property” shall mean all intellectual property and industrial property rights throughout the world, including (a) trademarks and service marks whether registered or unregistered, brand names, certification marks, collective marks, Internet domain name registrations, logos, slogans, symbols, trade dress and design rights, all registrations, renewals and applications for registration of the foregoing, and all goodwill associated therewith; (b) patents, patent applications, invention disclosures, and all reissuances, continuations, continuations in part, divisionals, extensions, re-examinations, renewals, and related applications; (c) rights in trade secrets, know-how and other confidential or proprietary information, including ideas, inventions, designs, drawings, specifications, product configurations, prototypes, models, improvements, technical data and other data, databases, formulae, laboratory notebooks, pricing and cost information, plans, proposals, processes, procedures, schematics, manufacturing techniques, business methods, customer lists and supplier lists, and all tangible embodiments thereof (in any form or medium); (d) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship (other than rights in Software), including all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) rights in all computer software programs (collectively, “Software”).

“Intellectual Property Assignment Agreements” shall mean collectively the Patent Assignment Agreement and the Trademark Assignment Agreement, in each case to be entered into at the Closing substantially in the forms of Exhibit E and Exhibit F hereto, respectively.

“International Business Employee” shall mean each Business Employee primarily employed outside the United States.

“International Seller Benefit Plan” shall mean each Seller Benefit Plan principally covering International Business Employees.

“International Transferred Company Benefit Plan” shall mean each Transferred Company Benefit Plan principally covering International Business Employees.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge of Purchaser” shall mean the actual knowledge after reasonable inquiry of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule.

“Knowledge of Sellers” shall mean the actual knowledge after reasonable inquiry of the Persons listed on Section 1.1(c) of the Seller Disclosure Schedule.

“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance, code, treaty, rule, Order or decree by any Governmental Entity.

“Legacy Environmental Liabilities” shall mean any Environmental Liabilities to the extent arising out of or relating to any Excluded Assets or any other businesses or properties that were divested by any of the Transferred Companies prior to the Closing Date, including any Environmental Liabilities to the extent arising out of or relating to a Divestiture Agreement.

“Liability” shall mean all Indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.

“Liens” shall mean all liens, pledges, charges, claims, security interests, mortgages or deeds of trust, any title defect, purchase agreements, options, restrictions on transfer or other encumbrances.

“Losses” shall mean all losses, damages, penalties, Liabilities, fines, costs and expenses (including reasonable attorney’s and accountant’s fees), actually incurred or suffered by a Seller Indemnified Party or a Purchaser Indemnified Party, as applicable, in each case, subject to Section 10.9.

“LTD Employee” shall mean an individual who is, immediately before the Closing, on a leave of absence from one of the Transferred Companies (or from any member of the Parent Group listed on Section 6.1(a) of the Seller Disclosure Schedule if such individual was primarily engaged in rendering services in respect of the Business immediately prior to such leave of absence) and receiving benefits under Parent’s long-term disability plan.

“Middleby China Corporation” shall mean Middleby China Corporation, a company incorporated under the Laws of the People’s Republic of China.

“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“Net Indebtedness” shall mean an amount, which may be positive or negative, equal to (a) Indebtedness as of the opening of business on the Closing Date minus (b) Cash of the Transferred Companies as of the opening of business on the Closing Date.

“Off-Site Location” shall mean any property that is not within the boundary of the properties owned, leased or operated by the Business (i.e. not within the boundary of any Business Real Property).

“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award, decree, verdict or ruling.

“Parent Group” shall mean Parent and Sellers and their respective Affiliates (other than any Transferred Company).

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, variances, certificates, consents or orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean (a) statutory Liens of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business securing obligations which are not yet due and payable, the validity of which are being contested in good faith, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested in good faith, (d) Liens disclosed on or reflected in the Business Financial Statements, (e) any easements, covenants, rights-of-way and other similar nonmonetary Liens of record and other immaterial nonmonetary defects of title that do not, individually or in the aggregate, materially detract from the use or operation of such property as currently used or operated by the applicable Transferred Company, (f) zoning, building and other similar restrictions that do not materially detract from the use or operation of such property as currently used or operated by the applicable Transferred Company, (g) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which any of the Transferred Companies has easement rights, that do not, individually or in the aggregate, materially detract from the use or operation of such property as currently used or operated by the applicable Transferred Companies, (h) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security incurred in the ordinary course of business consistent with past practice, (i) Liens imposed under federal, state or foreign securities Laws, and (j) licenses or other rights granted to Intellectual Property.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity or works council.

“Post-Closing Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Environmental Liabilities” shall mean any Environmental Liabilities to the extent arising out of or relating to: (1) any actual or alleged noncompliance with or violation of Environmental Law by, or the operations of, the Business or any Transferred Company or at any property owned, leased or operated by the Business or any Transferred Company as of the Closing Date, in each case that occurred prior to the Closing Date; (2) any Preexisting Environmental Condition; (3) the storage, transportation, treatment, generation, use, containment, handling, management, disposal, discharge, recycling or Release or threatened Release at any location, including any Off-Site Location, of Regulated Substances, or the arrangement for such activities by the Business or any Transferred Company, in each case prior to the Closing Date; (4) the operations of the Business or Transferred Companies prior to the Closing Date; (5) each item on Section 3.14 of the Seller Disclosure Schedule; or (6) any Environmental Liabilities otherwise assumed or retained by Sellers or their Affiliates, or any Transferred Company and relating to the Business prior to the Closing Date.

“Pre-Closing Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Preexisting Environmental Condition” shall mean any Environmental Condition existing on or at any of the Business Real Property on or prior to the Closing Date, including the migration of any Regulated Substance to the extent arising out of or relating to such Preexisting Environmental Condition.  Preexisting Environmental Condition does not include the presence of any Regulated Substance in any building materials that does not involve the occurrence of a Release of such Regulated Substance on or prior to the Closing Date.

“Property Taxes” shall mean real, personal and intangible ad valorem property Taxes.

“Purchaser Credit Facility” shall mean that certain Sixth Amended and Restated Credit Agreement, dated as of July 28, 2016, among Middleby, as guarantor, Purchaser and certain other Subsidiaries of Middleby, as borrowers, the lenders and other parties from time to time party thereto, and Bank of America, N.A., as administrative agent, as in effect on the date of this Agreement.

“Purchaser Designees” means Middleby China Corporation and Middleby Induction China.

“Purchaser Environmental Condition” shall mean (1) an Environmental Condition to the extent resulting from a Release or threatened Release of a Regulated Substance at any Business Real Property, or by any Purchaser Group Member, that occurs after the Closing; (2) any material increase in the horizontal or vertical extent, concentration, or rate of migration of any Environmental Condition caused by the intentional actions of any Purchaser Group Member after the Closing or the negligent actions of any Purchaser Group Member after any Purchaser Group Member knew or should have known of the presence of such Environmental Condition; or (3) any Environmental Liabilities to the extent arising out of any violation of Environmental Law by, or the operations of, the Business or at any property owned or leased by the Business, from and after the Closing.

“Purchaser Group Member” shall mean Purchaser, the Purchaser Designees and, after Closing, any Transferred Company, and their respective Subsidiaries and Affiliates and their respective directors, officers, employees, representatives, agents, attorneys and consultants and their successors and assigns.

“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to consummate the Sale or materially delay the consummation of the Sale by Purchaser.

“Purchaser Plans” shall have the meaning set forth in Section 6.1(c).

“Regulated Asbestos Containing Material” shall mean regulated asbestos-containing material as defined by 40 C.F.R. Section 61.141.

“Regulated Substance” shall mean: (a) any material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, or words of similar meaning or effect under any Environmental Law, (b) petroleum, oil, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum product, (c) Regulated Asbestos Containing

Material, and (d) polychlorinated biphenyls, methane, radon, or any other material, substances, chemical, or waste forming the basis of Liability under Environmental Law.

“Release” shall mean any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration of a Regulated Substance into the indoor or outdoor environment (including soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Regulated Substances through or in the air, soil, surface water, groundwater or property.

“Remedial Action” shall mean any and all actions to (a) investigate, clean up, remediate, remove, treat, monitor, contain or in any other way address any Regulated Substance in the Environment, (b) prevent the Release or threat of Release or minimize the further Release of a Regulated Substance so it does not migrate or endanger public health or welfare or the Environment, (c) perform pre-remedial studies and investigations and post-remedial monitoring, maintenance and care, or (d) correct any violation of or noncompliance with any Environmental Law, including the installation of any pollution control equipment to the extent that any such equipment is required to correct any such violation or noncompliance and to bring any property owned, leased or operated for the Business into compliance with the requirements of any Environmental Law or Governmental Entity.

“SCT” shall mean Shanghai Carrier Transicold Equipment Co. Ltd.

“SCT Business Assets” shall have the meaning set forth in the Chinese Asset Purchase Agreement.

“SCT Business Liabilities” shall have the meaning set forth in the Chinese Asset Purchase Agreement.  For the avoidance of doubt, each of (i) Taxes of SCT and any Affiliate of SCT for any taxable period except (1) to the extent otherwise provided in Section 7.12 and (2) with respect to the Transferred Companies, as otherwise determined in accordance with Article VII, and (ii) Taxes imposed with respect to the SCT Business Assets for any Pre-Closing Period are excluded from SCT Business Liabilities and are treated as Excluded Liabilities for purposes of Section 7.2.

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 338(g) Subsidiaries” shall mean the Transferred Companies, in each case, that are set forth on Schedule VI hereto.

“Section 338(h)(10) Subsidiaries” shall mean the Transferred Companies, in each case, that are set forth on Schedule V hereto.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean each compensation or benefits plan, program or arrangement, including employment agreements, cash or equity-based bonus or incentive arrangements, severance or retention arrangements, vacation policies, pension and retirement plans and health and welfare plans, sponsored, maintained or contributed to or by any Seller or any of their respective ERISA Affiliates (other than the Transferred Companies) and in which current Business Employees are eligible to participate as of the date hereof, other than any plan, program or arrangement sponsored by a Governmental Entity or any Multiemployer Plan.

“Seller Fundamental Representations” shall mean each of the representations and warranties of the Sellers set forth in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2 (Capitalization of the Transferred Companies), Section 3.3 (Authority Relative to this Agreement) and Section 3.21 (Brokers).

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Target Working Capital Amount” shall mean $6,515,000.

“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, customs duties, escheat or similar unclaimed property, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, assessment or governmental charge, together with all interest and penalties imposed with respect to such amounts.

“Tax Asset” shall mean any Tax Item that could reduce a Tax, including a net operating loss, net capital loss, general business credit, foreign tax credit, charitable deduction or credit related to alternative minimum tax or other Tax credit.

“Tax Claim” shall mean any claim with respect to Taxes made by any taxing authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII.

“Tax Item” shall mean any item of income, gain, loss, deduction, credit, recapture of credit or any other item that increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any taxing authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement required to be filed with any taxing authority relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“TFET” shall mean Taylor Food Service Equipment Trading (Shanghai) Co. Ltd.

“TI” shall mean Taylor Company S.r.L.

“Top Customer” shall mean each of the top 10 end-user customers of the Business measured by the total dollar amount of sales to such end-user customer by the Business during the 12 months ended December 31, 2017.

“Top Distributor” shall mean each of the top 10 distributors of the Business measured by the total dollar amount of sales by each distributor of the Business’s products during the 12 months ended December 31, 2017.

“Top Vendor” shall mean each of the top 10 third-party vendors of the Business measured by the total dollar amount of purchases by the Business during the 12 months ended December 31, 2017.

“Transaction Costs” shall mean (i) the aggregate amount of the legal, investment banking, accounting and other advisory costs, fees and expenses incurred by the Transferred Companies specifically in connection with the transactions contemplated hereby (for the avoidance of doubt, expressly excluding any costs, fees and expenses that are the responsibility of Purchaser pursuant to Section 5.18) that have not been paid at or prior to the Closing and that are not included as Liabilities in Working Capital and are not included in Indebtedness and (ii) any employee bonus, retention, change in control or similar payments (and the employer portion of any payroll taxes related thereto) in each case required to be paid by the Transferred Companies to Business Employees as a result of the Closing or that relate to the sale of the Business whether or not disclosed hereunder or in the Seller Disclosure Schedule (other than any such payments that are expressly required to be paid at or following the Closing by Parent or Purchaser pursuant to Article VI, including severance payments pursuant to Section 6.3 and Section 6.10, accrued vacation payments pursuant to Section 6.5, cash incentive compensation payments pursuant to Section 6.7, and Parent Bonus Payments pursuant to Section 6.8) that have not been paid at or prior to the Closing and that are not included as Liabilities in Working Capital and are not included in Indebtedness.

“Transferred Company Benefit Plan” shall mean each compensation or benefits plan, program or arrangement, including employment agreements, cash or equity-based bonus or incentive arrangements, severance or retention arrangements, vacation policies, pension and retirement plans and health and welfare plans, sponsored, maintained or contributed to or by any Transferred Company, other than (a) any Seller Benefit Plan, (b) any plan, program or arrangement sponsored by a Governmental Entity or (c) any Multiemployer Plan.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto.

“United States” shall mean the United States of America, including any State thereof and the District of Columbia.

“U.S. Business Employee” shall mean each Business Employee primarily employed in the United States.

“U.S. Seller Benefit Plan” shall mean each Seller Benefit Plan in which current U.S. Business Employees are eligible to participate.

“U.S. Transferred Company Benefit Plan” shall mean each Transferred Company Benefit Plan principally covering current or former employees of the Business providing services in the U.S.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101, et seq. and any similar local, state or foreign Law.

“Working Capital” shall mean (a) the current assets of the Business, as of the opening of  business on the Closing Date, that are included in the line item categories of current assets  specifically identified in Annex A of Schedule III reduced by (b) the current liabilities of the  Business, as of the opening of business on the Closing Date, that are included in the line item  categories of current liabilities specifically identified in Annex A of Schedule III, in each case,  without duplication and without giving effect to the Sale, and calculated in accordance with the  Accounting Principles; provided that in no event shall “Working Capital” include any amounts  that are included in or with respect to (i) Indebtedness, Cash or Net Indebtedness, (ii)  intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated  pursuant to Sections 5.7 or 5.9, (iii) Transaction Costs, (iv) Excluded Assets or Excluded Liabilities, (v) Liabilities or payments that are expressly required to be paid at or following the  Closing by Parent or the Sellers pursuant to this Agreement, or (vi) any cash incentive  compensation payments required to be paid pursuant to Section 6.7; provided, further, that in no event shall “Working Capital” include any amounts with respect to current or deferred income Tax Assets or current or deferred income Tax Liabilities.

1.2                               Other Definitions.  The following terms shall have the meanings defined in the Section indicated:

Term	Section

Accounting Principles	2.4(b)
Additional Financial Statements	5.18(a)
Agreement	Preamble
Anticorruption Laws	3.8
Available Credit	4.6(b)
Business Financial Statements	3.5(a)
Business Intellectual Property	3.16(a)
Business Leased Real Property	3.12(b)
Business Material Contracts	3.15(a)
Business Materials	1.1
Business Owned Real Property	3.12(a)
Business Product	3.18
Business Real Property	3.12(b)
Cap	10.2(b)(ii)
China Cash	1.1
Closing	2.1
Closing Date	2.3(a)

Closing Working Capital, Net Indebtedness and Transaction Costs Adjustments	2.2
Closure Document	10.6(c)
Combined Tax Return	7.5(a)
Competing Business	5.15(b)
Competition Laws	5.3(d)
Continuation Period	6.1(a)
Controlling Party	7.7(c)
Current Representation	11.12(a)
De Minimis Amount	10.2(b)(i)
Deductible	10.2(b)(i)
Designated Person	11.12(a)
Divested Businesses	1.1
Employee Representative	3.11(b)
Enforceability Exceptions	3.3
Environmental Covenants	10.6(d)
Estimated Closing Statement	2.4(a)
Excess China Cash	1.1
Excluded Assets	1.1
Excluded Liabilities	1.1
Final Closing Statement	2.6(c)
FIRPTA Certificate	2.3(b)(i)
Foreign Cash	1.1
Indemnified Party	10.4(b)
Indemnifying Party	10.4(b)
Independent Accounting Firm	2.6(c)
Initial Closing Statement	2.5(a)
Lead Party	10.6(i)
Leases	3.12(b)
Legal Counsel	11.12(a)
Legal Restraints	8.1(b)
Middleby	Preamble
Middleby Induction China	Recitals
Money Laundering Laws	3.8
Non-Controlling Party	7.7(c)
Notice of Disagreement	2.6(a)
Outside Date	9.1(b)(i)
Overall Cap	10.2(b)(iii)
Parent	Preamble
Parent Bonus Payments	6.7
Post-Closing Adjustment	2.7
Post-Closing Representation	11.12(a)
Potential Contributor	10.4(d)
Pre-Closing Restructuring	5.17
Pre-Closing Separate Tax Return	7.5(a)
Pre-Closing WC Claims	5.11(b)
Prior Purchaser Divestiture Agreements	1.1

Privileged Communication	11.12(b)
Purchase Price	2.2
Purchase Price Allocation	7.1(e)
Purchaser	Preamble
Purchaser Disclosure Schedule	Article IV
Purchaser Fundamental Representations	8.3(a)
Purchaser Indemnified Parties	10.2(a)
Resolution Period	2.6(b)
Sale	2.1
SCT Business Employees	6.1(a)
Section 338(g) Elections	7.1(d)
Section 338(h)(10) Elections	7.1(a)
Section 338(h)(10) Forms	7.1(b)
Seller	Preamble
Seller Disclosure Schedule	Article III
Seller Indemnified Parties	10.3(a)
Sellers	Preamble
Sensitive Business Information	5.2(b)
Shares	Recitals
Software	1.1
Specified Amount	4.6(a)
Straddle Period Separate Tax Return	7.5(b)
Substituted Guarantees	5.10(b)
Tax Benefit	7.6(a)
TFEM	5.8
TFEM Warranties	5.8
TFEM Warranties Cap	5.8
Third Party Claim	10.4(b)
Transfer Taxes	7.12
Transferred Companies	Recitals
Transferred Company	Recitals
Transferred Company Permits	3.9
Transferred Employee	6.1(a)
UTC	Preamble
UTC Names	5.14(a)
WC Insurer	5.11(b)
Workers Compensation Policies	5.11(b)

ARTICLE II

THE SALE

2.1                               Sale and Purchase of Shares.  Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), (i) Parent shall transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Parent, all of Parent’s right, title and interest in and to the capital stock and other equity interests in CCR and TI, free and clear of any Liens (other than Liens imposed under federal, state or foreign securities Laws), and (ii) Carrier Asia shall transfer, convey, assign and deliver to Middleby China Corporation, and Purchaser shall cause Middleby China Corporation to (and Middleby China Corporation shall) purchase and acquire from Carrier Asia, all of Carrier Asia’s right, title and interest in and to the capital stock and other equity interests in TFET, free and clear of any Liens (other than Liens imposed under federal, state or foreign securities Laws) (the foregoing clauses (i) or (i) the “Sale”).  The transfer of the Shares of TFET and TI, each of which is organized in jurisdictions in which local Laws require specified formalities or other procedures to be observed in order to legally effect a transfer of the shares or capital stock of such entity, shall be effected at the Closing pursuant to the Foreign Acquisition Agreements as further described in Section 2.8.

2.2                               Purchase Price.

(a)                                 In consideration for the Shares and the transfer, subject to Section 2.8(b), by SCT to Middleby Induction China of the SCT Business Assets pursuant to the Chinese Asset Purchase Agreement, at the Closing Purchaser shall, and shall cause the Purchaser Designees to in accordance with Section 2.2(b), deliver to Parent (or to any Affiliate designated by Parent) on behalf of the Sellers, in cash, an aggregate of (a) $1,000,000,000 plus (b) an amount, which may be positive or negative, that shall be equal to (i) the amount of Working Capital set forth in the Estimated Closing Statement, less (ii) the Target Working Capital Amount, less (c) the amount of Net Indebtedness set forth in the Estimated Closing Statement, less (d) the amount, if any, of Transaction Costs set forth in the Estimated Closing Statement (the amounts in (b), (c) and (d) together, the “Closing Working Capital, Net Indebtedness and Transaction Costs Adjustments”) (the aggregate amount determined pursuant to this Section 2.2, the “Purchase Price”), and, subject to Section 2.8(b), concurrently with the transfer by SCT to Middleby Induction China of the SCT Business Assets, Middleby Induction China shall assume the SCT Business Liabilities pursuant to the Chinese Asset Purchase Agreement.

(b)                                 The parties acknowledge and agree that, at the Closing, (i) Purchaser shall cause Middleby China Corporation to pay to Carrier Asia the portion of the Purchase Price equal to the amount determined by Ernst & Young LLP based on its valuation of TFET and (ii) Purchaser shall cause Middleby Induction China to pay to SCT the portion of the Purchase Price equal to the aggregate net book value of the SCT Business Assets on the Closing Date.

2.3                               Closing.

(a)                                 The Closing shall take place (i) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., New York time, on the date that is two (2) Business Days after the first date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Parent and Purchaser.  The date on which the Closing occurs is referred to as the “Closing Date.”

(b)                                 At the Closing:

(i)                                     Sellers, as applicable, shall:

(A)                               deliver to Purchaser certificates evidencing the Shares, to the extent that such Shares are in certificate form, duly endorsed in blank or with stock powers duly executed in proper form for transfer and with any required stock transfer stamps affixed thereto, and to the extent that such Shares are not in certificate form, deliver to Purchaser stock powers or other instruments of transfer duly executed in proper form for transfer with respect to the Shares;

(B)                               deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);

(C)                               deliver to Purchaser any such resignations, effective as of the Closing, of the directors, managers and officers of the Transferred Companies (other than TFET, which shall be addressed through the Foreign Acquisition Agreement for TFET) that are requested by Purchaser no less than ten (10) Business Days prior to the Closing Date;

(D)                               execute and deliver, or cause to be executed and delivered, as applicable, to Purchaser each of the Ancillary Agreements to which any member of the Parent Group is a party (other than the Chinese Asset Purchase Agreement, which shall be executed and delivered substantially concurrently with the execution of this Agreement);

(E)                                for each Seller or Affiliate of any Seller that is treated as transferring any assets to Purchaser or to a Purchaser Designee pursuant to this Agreement for U.S. federal income tax purposes and (x) that is a “United States person” for U.S. federal income tax purposes, deliver to Purchaser a duly executed certificate of non-foreign status, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B) and (y) that is not a “United States person” for U.S. federal income tax purposes, deliver to Purchaser or to a Purchaser Designee a duly executed certificate to the effect that no such asset is a “United States real property interest” (as defined in Section 897(c) of the Code) (any certificate described in clause (x) or (y), a “FIRPTA Certificate”); provided, that if any such Seller fails to provide a FIRPTA Certificate, the sole and exclusive remedy of Purchaser and each Purchaser Designee shall be that it may withhold the amount required to be withheld pursuant to Section 1445 of the Code from any payment made to or for the benefit of the Seller hereunder; and

(F)                                 deliver to Purchaser one or more duly executed IRS Forms 8023 and such other forms, in each case, required to be delivered pursuant to Section 7.1(c).

(ii)                                  Purchaser shall, and shall cause the Purchaser Designees to:

(A)                               in accordance with Section 2.2, deliver to Parent (or to any Affiliate designated by Parent) on behalf of the Sellers by wire transfer, to an account or accounts designated by Parent (or by such Affiliate) prior to the Closing, immediately available funds in an aggregate amount equal to the Purchase Price;

(B)                               deliver to the accounts as Parent shall specify the amount sufficient to pay in full the Transaction Costs set forth on the Estimated Closing Statement;

(C)                               deliver to Parent the certificate required to be delivered pursuant to Section 8.3(c);

(D)                               execute and deliver, or cause to be executed and delivered, to the Sellers each of the Ancillary Agreements to which Purchaser or any of its Affiliates is a party (other than the Chinese Asset Purchase Agreement, which shall be executed and delivered substantially concurrently with the execution of this Agreement); and

(E)                                deliver to Parent one or more duly executed IRS Forms 8023 and such other forms, in each case, required to be delivered pursuant to Section 7.1(c).

2.4                               Closing Working Capital, Net Indebtedness and Transaction Costs Adjustments.

(a)                                 Not less than three (3), nor more than ten (10), Business Days prior to the anticipated Closing Date, Parent shall provide Purchaser with an estimated statement of each of (i) Working Capital, (ii) Net Indebtedness, and (iii) the Transaction Costs, in each case as of the opening of business on the Closing Date (collectively, the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (i) Parent’s determination of the Closing Working Capital, Net Indebtedness and Transaction Costs Adjustments and the Purchase Price after giving effect to the Closing Working Capital, Net Indebtedness and Transaction Costs Adjustments and (ii) the account or accounts to which Purchaser shall transfer the Purchase Price and the amount of Transaction Costs pursuant to Section 2.3.

(b)                                 The Estimated Closing Statement shall be prepared in good faith in accordance with the Accounting Principles attached as Schedule III hereto (the “Accounting Principles”), applied consistently with their application in connection with the preparation of the Business Financial Statements.  For illustrative purposes only, Annex A of Schedule III sets forth a calculation of Working Capital as of the close of business on March 31, 2018.

2.5                               Post-Closing Statements.

(a)                                 Within ninety (90) days after the Closing Date, Purchaser shall prepare in good faith and deliver to Parent a statement of (i) Working Capital, (ii) Net Indebtedness and (iii) Transaction Costs, in each case as of the opening of business on the Closing Date (collectively, the “Initial Closing Statement”).  The Initial Closing Statement shall be prepared in good faith in accordance with the Accounting Principles, applied consistently with their application in connection with the preparation of the Business Financial Statements and the Estimated Closing Statement.

(b)                                 Following the Closing through the date that the Final Closing Statement becomes final and binding, each party to this Agreement and their Affiliates and representatives shall be permitted to access and review the books, records and work papers of the Transferred Companies and Purchaser that are reasonably related to the calculations of Working Capital, Net Indebtedness and Transaction Costs upon reasonable notice and during normal business hours, and each party shall, and shall cause its Affiliates (including, in the case of Purchaser, the Transferred Companies) and its and their respective employees, accountants and other representatives to, reasonably cooperate with and assist the other parties and their Affiliates and representatives in connection with such review, including by providing access to such books, records and work papers and making available personnel to the extent requested, in each case, upon reasonable notice and during normal business hours; provided, that such accountants shall not be obliged to make any work papers available to a party except in accordance with such accountants’ normal disclosure procedures and then only after such party has signed a customary agreement relating to such access to work papers.

(c)                                  Purchaser agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Closing Statement are based, or on which the Final Closing Statement is to be based, that would impede or delay the determination of the amount of Working Capital, Net Indebtedness or Transaction Costs as of the opening of business on the Closing Date or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement (including the Accounting Principles).

2.6                               Reconciliation of Post-Closing Statements.

(a)                                 Parent shall notify Purchaser in writing no later than forty-five (45) days after Parent’s receipt of the Initial Closing Statement if Parent disagrees with any portion of the Initial Closing Statement, which notice shall identify the portion(s) of the Initial Closing Statement that Parent does not agree with and describe the basis for such disagreement (the “Notice of Disagreement”).  If no Notice of Disagreement is delivered to Purchaser within this forty-five (45) day period then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.6(c).  If a Notice of Disagreement is delivered to Purchaser within this forty-five (45) day period then only such portions of the Initial Closing Statement that Parent does not identify or disagree with in the Notice of Disagreement shall become final and binding upon the parties in accordance with Section 2.6(c).

(b)                                 During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Parent and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement.

(c)                                  If at the end of the Resolution Period, Parent and Purchaser have been unable to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement, Parent and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Deloitte & Touche LLP or, if such firm is unwilling or unable to fulfill such role, (i) another independent certified public accounting firm in the United States of national reputation mutually acceptable to Parent and Purchaser or (ii) if Parent and Purchaser are unable to agree upon another such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Parent and Purchaser shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (Deloitte & Touche LLP, the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, the “Independent Accounting Firm”).  The parties shall instruct the Independent Accounting Firm that, within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles and based solely on the written submissions of the parties, binding on the parties to this Agreement, of the appropriate amount of each of the matters that remain in dispute as indicated in the Notice of Disagreement that Parent and Purchaser have submitted to the Independent Accounting Firm.  The parties shall instruct the Independent Accounting Firm that, with respect to each disputed matter, such determination, if not in accordance with the position of either Parent or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Parent in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter.  For the avoidance of doubt, the Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute as indicated in the Notice of Disagreement.  The statements of (i) Working Capital, (ii) Net Indebtedness and (iii) Transaction Costs that are final and binding on the parties, as determined either through agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), are referred to collectively as the “Final Closing Statement.”

(d)                                 All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by the Sellers on the one hand, and Purchaser on the other hand.  During the review by the Independent Accounting Firm, each of Purchaser and the Sellers shall, and shall cause its respective Affiliates (including, in the case of Purchaser, the Transferred Companies) and its and their respective employees, accountants and other representatives to, each make available to the Independent Accounting Firm, upon reasonable notice and during normal business hours, interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c); provided, that the accountants of the Sellers or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers.  In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator.

(e)                                  Except for the Sellers’ indemnification and payment obligations set forth in Section 5.22, Section 7.2, Section 7.6, Section 10.2(a)(iv) and Section 10.2(a)(v) and Purchaser’s indemnification and payment obligations set forth in Section 7.3 and Section 7.6 (which shall in each case be subject to the applicable survival periods set forth in Section 10.1), the process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the parties and their respective Affiliates for any disputes related to the Closing Working Capital, Net Indebtedness and Transaction Costs Adjustments, the Post-Closing Adjustment, and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith.

2.7                               Post-Closing Adjustment.  The “Post-Closing Adjustment” may be either a positive or negative amount, and shall be equal to (a) (i) the amount of Working Capital set forth in the Final Closing Statement less (ii) the amount of Working Capital set forth in the Estimated Closing Statement, plus (b) (x) the amount of Net Indebtedness set forth in the Estimated Closing Statement less (y) the amount of Net Indebtedness set forth in the Final Closing Statement, plus (c) (1) the amount of Transaction Costs set forth in the Estimated Closing Statement less (2) the amount of Transaction Costs set forth in the Final Closing Statement.  If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay or cause to be paid in cash to Parent (or one or more Affiliates designated by Parent) the amount of the Post-Closing Adjustment.  If the Post-Closing Adjustment is a negative amount, then Parent (or an Affiliate designated by Parent) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment.  Any such payment pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Closing Statement to an account designated in writing by the party entitled to the payment within three (3) Business Days after the determination of the Final Closing Statement.

2.8                               Foreign Acquisition Agreements.

(a)                                 The transfer of the Shares of each of TI and TFET shall be effected at the Closing pursuant to the Foreign Acquisition Agreement for TI and the Foreign Acquisition Agreement for TFET, respectively; provided, in each case, that the Foreign Acquisition Agreements shall serve purely to effect the legal transfer of the Shares of TI and TFET, as applicable, and shall not have any effect on the terms and conditions of the transactions contemplated hereby, including the allocation of assets and Liabilities as between them or the parties, all of which shall be determined by this Agreement, or in any way modify, amend or constitute a waiver of, any provision of this Agreement or any Ancillary Agreement.

(b)                                 Notwithstanding anything to the contrary in this Agreement, the parties acknowledge and agree that (i) the Sellers shall cause SCT, and the Purchaser shall cause Middleby Induction China, to enter into and perform its obligations under the Chinese Asset Purchase Agreement and the assignment to and assumption by Middleby Induction China of the SCT Business Assets and the SCT Business Liabilities, respectively, shall be effected pursuant to the Chinese Asset Purchase Agreement as soon as practicable following the Closing subject to the terms and conditions thereof, and not pursuant to this Agreement; and (ii) except as otherwise expressly set forth herein, the SCT Business Assets and SCT Business Liabilities shall be deemed to constitute part of the Business for purposes of this Agreement, including the representations, warranties, covenants and agreements contained herein; provided, that each of the Sellers and Purchaser acknowledges and agrees that the transfer by SCT to Middleby Induction China of the SCT Business Assets and SCT Business Liabilities shall not constitute a condition to the Closing (or to the payment of any and all of the amounts to be paid at the Closing pursuant to Sections 2.2 and 2.3) and shall be subject to the terms of the Chinese Asset Purchase Agreement, and, except to the extent expressly provided otherwise herein or in any other Ancillary Agreement, any indemnification or other post-Closing covenants, agreements or obligations of the Sellers or Purchaser or any of their Affiliates related to the SCT Business Assets and SCT Business Liabilities (other than those expressly set forth in the Chinese Asset Purchase Agreement or in any other Ancillary Agreement) shall only apply from and after the completion of such transfer of the SCT Business Assets and SCT Business Liabilities pursuant to such Chinese Asset Purchase Agreement. For the avoidance of doubt, for all purposes of this Agreement, Working Capital as of the opening of business on the Closing Date shall be deemed to include the Working Capital included in the SCT Business Assets, measured as of such time, to be transferred to Middleby Induction China pursuant to the Chinese Asset Purchase Agreement, notwithstanding that such transfer will occur following the Closing.  From and after the Closing, if the transfer of the SCT Business Assets and SCT Business Liabilities pursuant to the Chinese Asset Purchase Agreement has not yet been completed, until such transfer has been completed, each of Purchaser and the Sellers shall, and shall cause their respective Affiliates (including, in the case of Purchaser, the Transferred Companies, and in the case of the Sellers, SCT) to cooperate and use commercially reasonable efforts to continue the operations of the SCT Business Assets in the ordinary course and to facilitate the completion of such transfer as promptly as practicable after the Closing Date (including by (x) providing or continuing any supply, service and distribution arrangements or services necessary to complete the steps set forth on Schedule III to the Chinese Asset Purchase Agreement on the terms and conditions set forth therein and (y) to the extent not addressed by the foregoing clause (x), providing or continuing any supply, service and distribution arrangements or services on substantially the same terms as in effect prior to the Closing between any of the Transferred Companies and SCT related to the SCT Business Assets to enable SCT to operate the SCT Business Assets in the ordinary course until the completion of such transfer).

2.9                               Withholding.  Purchaser and the Purchaser Designees shall be entitled to deduct and withhold from any payment of the Purchase Price and any payment made by Purchaser or the Purchaser Designees pursuant to Section 2.7, such amounts as it is required to deduct and withhold with respect to the making of such payments under the Code or any provisions of applicable Tax Law, as reasonably determined by Purchaser or the applicable Purchaser Designee, subject to clause (ii) of this Section 2.9; provided, that (i) no later than twenty (20) days prior to making any deduction or withholding, Purchaser shall provide written notice to Parent of the amounts Purchaser or the Purchaser Designees intend to deduct or withhold (and the basis for such deduction or withholding) and a reasonable opportunity for Parent to provide such forms or other evidence that would eliminate or reduce any such deduction or withholding and (ii) during such period, Purchaser and the Purchaser Designees shall cooperate in good faith with Parent to eliminate or reduce any such required deduction or withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Schedule”), the Sellers, jointly and severally, hereby represent and warrant to Purchaser as follows:

3.1                               Organization and Qualification; Subsidiaries.  Each of the Sellers and each Transferred Company is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole.  Each Transferred Company has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole.  Section 3.1 of the Seller Disclosure Schedule sets forth a true and accurate list of (i) each Transferred Company, (ii) the direct holders of the capital stock or other equity interests thereof, (iii) the number of shares of capital stock or other equity interests or percentage of capital, as applicable, held by such holders and (iv) the total number of shares of capital stock or other equity interests or amount of capital, as applicable, outstanding.

3.2                               Capitalization of the Transferred Companies.

(a)                                 The Shares are duly authorized, validly issued, fully paid and nonassessable and owned by the Sellers, free and clear of all Liens, except Permitted Liens.  Except for the Shares, there are no shares of common stock, preferred stock or other equity interests of any Transferred Company issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other ownership interest in any Transferred Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any Transferred Company, and no securities evidencing such rights are authorized, issued or outstanding.  None of the Transferred Companies has any outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such Transferred Company on any matter.

(b)                                 No Transferred Company holds any shares of capital stock or other equity interests, or holds any preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other ownership interest, in any Person.

3.3                               Authority Relative to this Agreement.  The Sellers and each Transferred Company have all necessary corporate or similar power and authority, and each of the Sellers and each Transferred Company has taken (or, in the case of the Transferred Companies, with respect to any Ancillary Agreements to be entered into after the date hereof, shall take) all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements to which they are a party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof.  Except for votes or approvals that have been obtained as of the date hereof or as set forth on Section 3.3 of the Seller Disclosure Schedule, no vote or other approval of the stockholders of Sellers or any Transferred Company is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Sellers or the Transferred Companies, the rules or requirements of any securities exchange, or otherwise.  This Agreement has been duly and validly executed and delivered by the Sellers, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes, and each Ancillary Agreement when executed and delivered by the member of the Parent Group party thereto, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by Purchaser or its applicable Affiliates, will constitute, a valid, legal and binding agreement of the applicable members of the Parent Group, enforceable against such member in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”).

3.4                               Consents and Approvals; No Violations.  No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of the Sellers or any Transferred Company for the execution, delivery and performance by the Sellers of this Agreement or any Ancillary Agreement or the consummation by the Sellers of the transactions contemplated hereby or thereby, except (a) compliance with the applicable requirements of the HSR Act; (b) compliance with the Permits relating to the Business set forth on Section 3.4 of the Seller Disclosure Schedule; or (c) as otherwise set forth on Section 3.4 of the Seller Disclosure Schedule.  Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, and except as set forth on Section 3.4 of the Seller Disclosure Schedule, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by the Sellers nor the consummation by the Sellers of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of the Sellers or any Transferred Company, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Business Material Contract, or (iii) violate any Law applicable to any Seller or any Transferred Company or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole.

3.5                               Financial Statements; Liabilities.

(a)                                 Section 3.5 of the Seller Disclosure Schedule sets forth the unaudited combined statement of operations of the Business for the years ended December 31, 2016 and December 31, 2017 and the unaudited combined balance sheet of the Business as of December 31, 2016 and December 31, 2017 (together with any notes thereto, the “Business Financial Statements”).  The books and records of UTC have been prepared in accordance with GAAP.  The Business Financial Statements have been derived from the books and records of UTC in accordance with the transaction principles set forth on Section 3.5 of the Seller Disclosure Schedule.  The Business Financial Statements have been prepared on a consistent basis (except as may be noted therein), and present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to normal and recurring year-end adjustments which are not material to the Transferred Companies and the Business, taken as a whole, and the absence of footnote disclosures; provided, that the Business Financial Statements and the foregoing representations and warranties are qualified by the fact that the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts which would have resulted from arms-length transactions or which the Business would incur on a standalone basis.

(b)                                 There are no Liabilities of the Transferred Companies of any nature, whether or not accrued, contingent or otherwise, other than those that (i) are reflected or reserved against on the Business Financial Statements or otherwise disclosed in this Agreement (including in the Seller Disclosure Schedule) or otherwise reflected or reserved for in Transaction Costs, Working Capital or Net Indebtedness; (ii) have been incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Business Financial Statements; (iii) arise under or are expressly contemplated by this Agreement; (iv) have been discharged or paid off; or (v) constitute Excluded Liabilities.

(c)                                  The Sellers, with respect to the Transferred Companies, maintain accurate books and records reflecting their assets and Liabilities and maintain systems of internal accounting controls that are designed to provide reasonable assurance that: (i) transactions are executed with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets; and (iii) access to their assets is permitted only in accordance with management’s general or specific authorization.

(d)                                 To the Knowledge of the Sellers, there has been no complaint, allegation, assertion or claim, whether written or oral, regarding the accounting practices, procedures, methodologies or methods or internal accounting controls of any Transferred Company, or any Seller with respect to any Transferred Company, including any complaint, allegation, assertion or claim that any Transferred Company, or any Seller with respect to any Transferred Company, has engaged in improper accounting practices.

3.6                               Absence of Certain Changes or Events.  Except as contemplated by this Agreement (including the reorganizations and transactions undertaken to facilitate the Sale, including the Pre-Closing Restructuring), (a) since December 31, 2017 and through the date of this Agreement, the Business has been operated in the ordinary course consistent with past practice in all material respects, and (b) since December 31, 2017, there has not occurred any event, change, development or effect that is continuing and would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

3.7                               Litigation.  Except as set forth on Section 3.7(a) of the Seller Disclosure Schedule, (a) there is no Action pending or, to the Knowledge of Sellers, threatened, against any Transferred Company or relating to any property of any Transferred Company, or against any Seller or their Affiliates related to this Agreement, any Transferred Company or the Business; and (b) the Business is not, and no Transferred Company is, subject to any outstanding Order, in the case of each of clauses (a) and (b) except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole.  Except as set forth on Section 3.7(b) of the Seller Disclosure Schedule, the Parent Group and the Transferred Companies do not have pending any material Action against any third party in connection with the Business.

3.8                               Compliance with Laws.

(a)                                 (i) None of the Transferred Companies, and no Seller with respect to the Transferred Companies or the Business is or has been in violation of any Laws or Order issued by a Governmental Entity applicable to the conduct of the Business and (ii) neither Parent nor any of its Affiliates has received any written or, to the Knowledge of the Sellers, oral notice alleging any such violation in connection with the Business, in each case except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole.

(b)                                 Without limiting the generality of Section 3.8(a):

(i)                                     Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, the Transferred Companies, and the Sellers with respect to the Transferred Companies and the Business, have not violated any applicable Law relating to anti-bribery or anticorruption, including the Foreign Corrupt Practices Act of 1977, as amended, or any similar anti-corruption or anti-bribery laws applicable to the Transferred Companies or the Business in any jurisdiction (in each case, as in effect at the time of such action) (all such Laws, “Anticorruption Laws”).

(ii)                                  Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, to the Knowledge of the Sellers, no director, officer, or employee acting on behalf of the Sellers or any Transferred Company has violated any Anticorruption Laws in connection with or relating to the Transferred Companies or the Business.

(iii)                               No Seller, Transferred Company nor any director or officer of any Transferred Company is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury; and Sellers will not directly or indirectly use the proceeds of the Sale, or lend, contribute or otherwise make available such proceeds to any Person, for the purpose of financing the activities of any Person that is currently subject to any such sanctions.  Without limiting the foregoing, except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, to the Knowledge of the Sellers, the Transferred Companies and the Sellers with respect to the Transferred Companies and the Business do not have and have not had any Contracts, including boycott agreements, licenses or other business dealings with, in favor of, or with respect to, any Person resident, domiciled, or existing under the Laws of, Cuba, Iran, North Korea, Syria or Sudan.

(iv)                              Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, (x) the Business and the operations of the Transferred Companies are and have been conducted in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions in which the Parent Group and Transferred Companies conduct the Business and the rules and regulations thereunder (collectively, the “Money Laundering Laws”), and (y) no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any Transferred Company or, with respect to the Business, member of the Parent Group, with respect to the Money Laundering Laws is pending or, to the Knowledge of Sellers, threatened.

3.9                               Permits.  The Transferred Companies hold all material Permits necessary for the conduct of the Business (the “Transferred Company Permits”), except for failures to hold such Transferred Company Permits that would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole.  Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, (a) the Transferred Companies are in compliance with the terms of the Transferred Company Permits and (b) each such Transferred Company Permit is valid, subsisting and in full force and effect.

3.10                        Employee Benefit Plans.

(a)                                 Section 3.10(a)(i) of the Seller Disclosure Schedule sets forth a list of each material U.S. Transferred Company Benefit Plan and each material U.S. Seller Benefit Plan and,  with respect to each material U.S. Transferred Company Benefit Plan and each material U.S. Seller Benefit Plan, the Sellers have made available to Purchaser the summary plan description (or the plan document if there is not a summary plan description for any such plan).  In addition, with respect to each U.S. Transferred Company Benefit Plan, the Sellers have made available a copy of the following, as applicable: (i) such U.S. Transferred Company Benefit Plan and all amendments thereto; and (ii) the most recent annual report (Form 5500) for each such plan for which such report is required to be filed.

(b)                                 (i) Each Transferred Company Benefit Plan has been maintained and operated in all material respects in compliance with applicable Law and the terms of the relevant plan and (ii) all material contributions or premiums required to be made by any Transferred Company or Parent or any of its Subsidiaries to any Transferred Company Benefit Plan have been timely made or accrued.

(c)                                  No U.S. Transferred Company Benefit Plan is (i) a plan that intended to qualify under Section 401(a) of the Code, (ii) a plan that provides for post-retirement medical benefits or (iii) a plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.  No Transferred Company is obligated to contribute, or has been obligated to contribute, to a Multiemployer Plan within the six (6) years prior to the current year.

(d)                                 There are no material Actions pending, or, to the Knowledge of Sellers, threatened with respect to any U.S. Transferred Company Benefit Plan or International Transferred Company Benefit Plan, other than routine claims for benefits.  No Transferred Company or an ERISA Affiliate has incurred any Liability under Section 412 of the Code, 302 of ERISA or Title IV of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Transferred Companies or any ERISA Affiliate of incurring any such Liability.  With respect to each Seller Benefit Plan intended to qualify under Section 401(a) of the Code, either (i) such plan is the subject of a favorable determination letter issued by the Internal Revenue Service as to its qualified status under the Code or (ii) such plan is a prototype plan for which an opinion letter has been issued by the Internal Revenue Service.

(e)                                  International Benefit Plans and Business Employees.

(i)                                     Section 3.10(e)(i) of the Seller Disclosure Schedule sets forth a list of each material International Transferred Company Benefit Plan and each material International Seller Benefit Plan, in each case, other than any employment agreement or other individual service agreement with an International Business Employee.

(ii)                                  With respect to each material International Seller Benefit Plan, Sellers have made available to Purchaser the summary plan description (or the plan document if there is not a summary plan description for any such plan).  In addition, with respect to each material International Transferred Company Benefit Plan (other than any employment agreement or individual service agreement with any International Business Employee), the Sellers have made available a copy of the documents governing such material International Transferred Company Benefit Plan and all amendments thereto.

(iii)                               Section 3.10(e)(iii) of the Seller Disclosure Schedule sets forth an anonymized list of each employment agreement or other individual service agreement with an International Business Employee who is not located in China and Sellers have made available to Purchaser a redacted copy of each such agreement; provided, however, Sellers shall be permitted to provide the employment agreements applicable to Business Employees in Italy to Purchaser within five (5) Business Days of the date hereof.

(iv)                              Section 3.10(e)(iv) of the Seller Disclosure Schedule sets forth each form of employment agreement applicable to International Business Employees located in China, Sellers have made available to Purchaser a copy of each such form of employment agreement (in the local language if an English translation was not readily available), and each employment agreement with an

International Business Employee located in China is consistent, in all material respects, with the applicable form of employment agreement.

(v)                                 Each International Transferred Company Benefit Plan required under applicable Law to be registered has been registered.

(vi)                              Each International Transferred Company Benefit Plan that is required by applicable law to be funded or insured is so funded or insured in compliance with applicable Law.  The fair market value of the assets held under each International Transferred Company Benefit Plan that is a pension plan is sufficient so as to permit a termination of such International Transferred Company Benefit Plan, in full compliance with applicable Law, immediately after the Closing Date without a Transferred Company (or Purchaser following the Closing Date) or any of their Affiliates being required to make additional contributions to such International Transferred Company Benefit Plan (or related trust) or to incur any Liability with respect to the funding or payment of benefits under such International Transferred Company Benefit Plan.

(f)                                   The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any current or former Business Employee or consultant to severance, retention or change in control payments or (ii) accelerate the time of payment or vesting, or increase the amount of, compensation due to any such Business Employee or consultant, in each case, for which a Transferred Company (or the Purchaser following the Closing Date) would have any Liability.  No Seller Benefit Plan or Transferred Company Benefit Plan provides for the gross-up of any Taxes payable by any current or former Business Employee, for which a Transferred Company (or the Purchaser following the Closing Date) would have any Liability.

3.11                        Employees; Labor Matters.

(a)                                 (i) Set forth in Section 3.11(a)(i) of the Seller Disclosure Schedule is a true and complete anonymized list of each Business Employee located in the United States and China, including any such Business Employee on leave of absence, along with the employing entity, work location, position, date of hire, union status, exempt/non-exempt status, and base salary; provided that Sellers may, in their reasonable discretion exclude one or more of the preceding items for a Business Employee if inclusion of such item would make such employee identifiable.  Sellers will provide to Purchaser, (A) a final list at Closing, including, for each Business Employee, the above listed information and the fiscal year 2018 bonus opportunity and 2017 bonus earned, and (B) periodic updates prior to Closing upon Purchaser’s request (it being understood that each updated version of the list will maintain the anonymity of each Business Employee as contemplated by this Section 3.11(a)(i)). (ii) Except as set forth in Section 3.11(a)(ii) of the Seller Disclosure Schedule, as of the date hereof, there is no person engaged to provide personal services to the Business who is not a Business Employee.

(b)                                 No Transferred Company is party to or bound by, and no Business Employee is subject to, a collective bargaining or other similar Contract with any labor union, works council or other employee representative body (each, an “Employee Representative”).

(c)                                  To the Knowledge of Sellers, (i) no Business Employees are represented by any Employee Representative with respect to their employment by the Transferred Companies, (ii) there is no organizational effort currently being made or threatened by, or on behalf of, any Employee Representative to organize any Business Employees and (iii) no demand for recognition of any Business Employees has been made by, or on behalf of, any Employee Representative.

(d)                                 During the two (2)-year period immediately prior to the date of this Agreement, there have been no material strikes or lockouts at the Business.

(e)                                  The Transferred Companies (i) are in material compliance with all applicable Laws respecting labor, employment and employment practices and (ii) are not delinquent in any material payments to any current or former Business Employees for any services or amounts required to be reimbursed or otherwise paid.

(f)                                   Each of the Transferred Companies is (a) a “contractor” or “subcontractor” (as defined by Executive Order 11216), (ii) required to comply with Executive Order 11216, and (iii) required to maintain an affirmative action plan.

3.12                        Real Property.

(a)                                 Section 3.12(a) of the Seller Disclosure Schedule sets forth a list that is complete and accurate of all of the real property owned as of the date hereof by any Transferred Company (the “Business Owned Real Property”).  The Transferred Companies, as applicable, have good and marketable title to all Business Owned Real Property, free and clear of all Liens, except Permitted Liens.  Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, neither Parent nor its Affiliates has received written notice of any, and to the Knowledge of Sellers, there is no, default by any of the Transferred Companies under any restrictive covenants affecting the Business Owned Real Property, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default by any of the Transferred Companies, under any such restrictive covenants.  There are no outstanding options or rights of first refusal to purchase the Business Owned Real Property.  The existing buildings and improvements located on the Business Owned Real Property are located entirely within the boundary lines of such Business Owned Real Property or on permanent easements on adjoining land benefiting such Business Owned Real Property and may lawfully be used under applicable zoning and land use laws for their current use.

(b)                                 Section 3.12(b) of the Seller Disclosure Schedule sets forth a list as of the date hereof of (i) the address of all of the real property leased, subleased, licensed or otherwise used or occupied by any Transferred Company (the “Business Leased Real Property”  and together with the “Business Owned Real Property”, the “Business Real Property”) and (ii) the name of the lessee of such Business Leased Real Property.  Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, the Transferred Companies, as applicable, have a valid leasehold or subleasehold (as applicable) interest in all Business Leased Real Property, free and clear of all Liens, except Permitted Liens.  All leases and subleases of the Business Leased Real Property under which any Transferred

Company is a lessee or sublessee (together with all amendments and modifications thereto, the “Leases”) are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions.  A correct and complete copy of each Lease in effect as of the date of this Agreement has been provided to Purchaser.  None of the Sellers or any of their respective Subsidiaries has received any written notice of any, and there is no default by any of the Transferred Companies, or to the Knowledge of the Sellers, by any other party, under any Lease and no event has occurred, which, after the giving of notice, with lapse of time, or otherwise, would constitute a default by any Transferred Company, or, to the Knowledge of Sellers, any other party under such Lease, in each case except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole.

(c)                                  There are no material leases, subleases, licenses or similar use or occupancy agreements pursuant to which any Transferred Company grants to any third party the right to use or possession of the Business Real Property.  Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, all of the buildings and other improvements located on the Business Real Property are in good working condition, giving due account to the age and length of use of the same and subject to ordinary wear and tear and as of the date hereof there are no pending or, to the Knowledge of the Sellers, threatened condemnation proceedings relating to the Business Real Property.

3.13                        Taxes.  Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole:

(a)                                 All Tax Returns required to be filed by or with respect to any Transferred Company have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete.

(b)                                 All Taxes required to be paid by or with respect to any Transferred Company have been duly and timely paid or will be duly and timely paid by the due date thereof.

(c)                                  No Tax Proceeding with respect to any Taxes of the Transferred Companies is pending or threatened in writing.  No deficiency for any amount of Taxes has been asserted or assessed in writing by a taxing authority against or with respect to any Transferred Company that has not been satisfied by payment, settled or withdrawn.

(d)                                 There are no outstanding extensions or waivers of statutes of limitations for the collection or assessment of Taxes due from any Transferred Company, and no written request for such an extension or waiver is currently outstanding.

(e)                                  There are no Liens for Taxes on or pending against the Shares, the SCT Business Assets, or the assets of any Transferred Company (in each case, other than Permitted Liens).

(f)                                   In the last three (3) years, no claim has been made in writing by a taxing authority with respect to any Transferred Company in a jurisdiction where such entity does not file income, franchise, or sales Tax Returns that such entity is or may be subject to income, franchise, or sales taxation by that jurisdiction.

(g)                                  No power of attorney granted prior to the Closing by any Transferred Company with respect to any matter relating to Taxes will be in effect with respect to any Post-Closing Period.

(h)                                 Each of the Transferred Companies has complied in all respects with all applicable Laws relating to the collection and withholding of Taxes and related reporting requirements.

(i)                                     Since the date two (2) years prior to the date hereof, none of the Transferred Companies has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(j)                                    No Transferred Company (i) is or has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return within the past five (5) years (other than the consolidated group of which Parent or one of its Affiliates is or was the common parent), and (ii) has any liability for Taxes of another Person under Treasury Regulation Section 1.1502-6 or any comparable provision of state, local or foreign Law (other than any member of the Parent Group), or as a transferee or successor.

(k)                                 Each Transferred Company that is a Section 338(h)(10) Subsidiary is an association taxable as a corporation for U.S. federal income tax purposes and is a member of an affiliated group filing a consolidated U.S. federal income Tax Return of which Parent or an Affiliate is the common parent.  Each Transferred Company that is a Section 338(g) Subsidiary is an association taxable as a corporation for U.S. federal income tax purposes.  No election under Section 897(i) of the Code has been made with respect to any Section 338(g) Subsidiary.

(l)                                     No Transferred Company has entered into a closing agreement with the IRS under Section 7121 of the Code (or any comparable provision of state, local or foreign Tax Law), and no Transferred Company is subject to any private letter ruling of the IRS or comparable ruling by any other taxing authority, in each case, that would be binding on such Transferred Company with respect to any Post-Closing Period.

(m)                             No Transferred Company is a party to any Tax indemnification, allocation, or sharing agreement with any other Person for which any Transferred Company will have any obligations after the Closing except for (i) any such agreement solely among two or more Transferred Companies and set forth on Section 3.13(m) of the Seller Disclosure Schedule and (ii) any Tax indemnification, allocation or sharing agreements entered into in the ordinary course of business and not primarily relating to taxes (including, without limitation, Tax indemnification, sharing, payment or gross-up provisions contained in leases, credit agreements, employment agreements or other commercial agreements).

(n)                                 No Section 338(g) Subsidiary (i) is engaged in a trade or business within the United States (within the meaning of Section 864(c) of the Code), or (ii) has a branch or permanent establishment in the United States within the meaning of an applicable income tax treaty between the United States and another country.

(o)                                 None of the Transferred Companies has a permanent establishment in any jurisdiction other than its jurisdiction of incorporation or formation.

(p)                                 No Transferred Company will be required to include in a Post-Closing Period a material amount of taxable income attributable to income that accrued in a Pre-Closing Period but was not recognized for income tax purposes in a Pre-Closing Period (or to exclude from the determination of taxable income in a Post-Closing Period any material deduction the recognition of which for income tax purposes was accelerated from such Post-Closing Period to a Pre-Closing Period) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code or Section 108(i) of the Code (or any comparable provisions of state, local or foreign Tax law).

(q)                                 None of the Transferred Companies has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4, or any comparable provision of state, local or foreign Law.

(r)                                    No SCT Business Asset is a “United States real property interest” (as defined in Section 897(c) of the Code).

Notwithstanding any other provisions of this Agreement, Purchaser acknowledges and agrees that no representation or warranty is made by the Sellers in this Agreement or any Ancillary Agreement in respect of Tax matters, other than the representations and warranties set forth in Section 3.10 and this Section 3.13, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

3.14                        Environmental Matters.

(a)                                 The Transferred Companies and the facilities and operations on the Business Real Property are, and have been, in compliance with applicable Environmental Laws relating to the Business, except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole.

(b)                                 Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, (i) the Transferred Companies possess all Business Environmental Permits required for the conduct of the Business as conducted on the date hereof, (ii) each such Business Environmental Permit is valid and in full force and effect, (iii) no appeals or other proceedings are pending or, to the Knowledge of Sellers, threatened with respect to the issuance, terms or conditions of any such Business Environmental Permit and (iv) except for matters which have been fully resolved neither Parent nor any Subsidiary of Parent (including the Sellers or the Transferred Companies) has received any written notice or other written communication from any Governmental Entity or other Person regarding any revocation, withdrawal, non-renewal, suspension, cancellation, modification or termination of any such Business Environmental Permit.

(c)                                  Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, and for matters which have been fully resolved, neither Parent nor any Subsidiary of Parent (including the Sellers or the Transferred Companies) has received any written notice alleging any unresolved violation of any Environmental Law in relation to the Business Real Property, the operations of the Business or the Transferred Companies.

(d)                                 No Action is pending or, to the Knowledge of Sellers, threatened that asserts any actual or potential Environmental Liability relating to the Transferred Companies, the Business or the Business Real Property that would reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole.

(e)                                  Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, and except for matters which have been fully resolved, none of Sellers or any of their Affiliates or any Transferred Company has received any request for information, notice of claim, demand or other notification from a Governmental Entity that any Transferred Company is a potentially responsible person with respect to any Environmental Liability, Remedial Action or Release of any Regulated Substance relating to the Business or the Business Real Property, and none of the Transferred Companies have entered into any agreements, consent orders, settlements, or otherwise have any outstanding Environmental Liabilities, pursuant to or under any Environmental Law.

(f)                                   No Environmental Condition exists on or at any of the Business Real Property that would reasonably be expected to impose an Environmental Liability on the Transferred Companies that would reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole.

(g)                                  The Sellers and the Transferred Companies have delivered to Purchaser or provided Purchaser with access to all material Business Environmental Reports in their possession or control prepared during the five (5) year period prior to the date of this Agreement.

3.15                        Material Contracts.

(a)                                 Section 3.15(a) of the Seller Disclosure Schedule sets forth as of the date of this Agreement a complete and accurate list of the following Contracts (other than ordinary course purchase orders and invoices, Seller Benefit Plans and Transferred Company Benefit Plans) to which any of the Transferred Companies is a party or is bound, or that is related to the Business (the “Business Material Contracts”):

(i)                                     any Contract with a Top Vendor;

(ii)                                 any Contract with a Top Customer;

(iii)                              any Contract or group of Contracts with the same party (not otherwise disclosed on Section 3.15(a) of the Seller Disclosure Schedule) that have required or are reasonably expected to require a payment to or from one or more Transferred Company in excess of $5,000,000 over the course of the 2017 calendar year or the 2018 calendar year;

(iv)                              any Contract containing any future capital expenditure obligations of the Transferred Companies in excess of $250,000;

(v)                                 any Contract with respect to a material joint venture or partnership between a Transferred Company and a third party;

(vi)                              any Contract relating to the acquisition or disposition of any business or material assets (whether by merger, sale of stock, sale of assets or otherwise) under which a Transferred Company or the Business has any material continuing obligation;

(vii)                           any Contract containing covenants that restrict or limit in any material respect the ability of the Transferred Companies to compete in any business or with any Person or in any geographic area;

(viii)                        (A) any Contract pursuant to which any of the Transferred Companies licenses or is otherwise permitted by a third party to use any material Intellectual Property (other than any “shrink wrap,” “commercially available software package” or “click through” license ) or (B) any Contract pursuant to which a third party licenses or is otherwise permitted by a Transferred Company to use any material Intellectual Property owned by any of the Transferred Companies;

(ix)                              any Contract relating to or evidencing Indebtedness of the Transferred Companies or pursuant to which any Transferred Company has loaned money to any Person (other than an Affiliate), in each case in excess of $1,000,000 individually;

(x)                                 any Contract between any Transferred Company, on the one hand, and any director or officer of (1) a Transferred Company or (2) any member of the Parent Group, on the other hand;

(xi)                              any Contract with any independent contractor for the provision of services to the Business at an annualized compensation in excess of $100,000; and

(xii)                           any Contract with a Top Distributor.

(b)                                 A correct and complete copy of each Business Material Contract in effect as of the date of this Agreement has been provided to Purchaser. Each Business Material Contract is a legal, valid and binding obligation of a Transferred Company, as applicable, and, to the Knowledge of Sellers, each counterparty, and is in full force and effect. Neither the Transferred Companies nor, to the Knowledge of Sellers, any other party thereto, is in material breach of, or in material default under, any such Business Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Transferred Companies, or, to the Knowledge of Sellers, any other party thereto.

3.16                        Intellectual Property.

(a)                                 Section 3.16(a) of the Seller Disclosure Schedule sets forth a list of all registrations of Intellectual Property and applications therefor, not including the UTC Names, that are (i) owned by a Transferred Company or (ii) to the Knowledge of Sellers, used (but not owned) by the Transferred Companies and material to the Business as conducted as of the date of this Agreement (collectively, the “Business Intellectual Property”).

(b)                                 Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, (i) the Transferred Companies own the Business Intellectual Property, free and clear of all Liens except for Permitted Liens, or license or otherwise possess valid rights to use the Business Intellectual Property used by any of them in the conduct of the Business as currently conducted; (ii) no Transferred Company has received any written notice since January 1, 2016 that the conduct of the Business infringes, misappropriates or otherwise violates the Intellectual Property rights of any third party; (iii) there are no pending or, to the Knowledge of Sellers, threatened Actions alleging that the operation of the Business infringes, misappropriates or otherwise violates the Intellectual Property rights of any third party and the operation of the Business does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party; (iv) to the Knowledge of Sellers, as of the date of this Agreement, no third party is  infringing, misappropriating or otherwise violating the Business Intellectual Property owned by the Transferred Companies; (v) the registered Business Intellectual Property is valid and enforceable, or to the extent the Business Intellectual Property are applications, are pending without challenge (other than office Actions that may be pending before the United States Patent and Trademark Office or its foreign equivalents); and (vi) no member of the Parent Group or current or former partner, director, stockholder, officer, or employee of any of the Transferred Companies will, after giving effect to the transactions contemplated hereby, own or retain any rights to use any of the material Intellectual Property owned by the Transferred Companies, except for the Excluded Assets and the Intellectual Property used by the Parent Group in connection with the provision of products or services pursuant to the Transition Services Agreement or any other Ancillary Agreement.

3.17                        Intercompany Arrangements.   Except as set forth on Section 3.17 of the Seller Disclosure Schedule, no member of the Parent Group:  (i) owns any property or right, whether tangible or intangible, which is used by any Transferred Company or otherwise in the Business; (ii) is a party to any Contract or other arrangement with any Transferred Company; or (iii) provides services or resources to any Transferred Company (except any services or resources that may be the subject of an Ancillary Agreement) or is dependent on services or resources provided by any Transferred Company.

3.18                        Products.  Since the date five (5) years prior to the date hereof, (a) the Transferred Companies have not received any written, or, to the Knowledge of Sellers, oral notice of any product liability Action by or before any Governmental Entity relating to any product that is or has been developed, manufactured, marketed, sold or distributed by the Business (each a “Business Product”), and (b) there has not been any recall or post-sale warning concerning any

Business Product.  There are not presently pending, or, to the Knowledge of Sellers, threatened, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, relating to any Business Product.   Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, since the date five (5) years prior to the date hereof, all Business Products (1) have been free of any defects and (2) have complied with all Contractual and/or statutory requirements, covenants or express or implied warranties applicable thereto.

3.19                        Sufficiency of Assets; Title to Assets.  At the Closing, taking into account and giving effect to all of the Ancillary Agreements (including the rights, benefits and services made available in the Transition Services Agreement) and assuming all consents, authorizations, amendments and Permits, in each case disclosed to Purchaser hereunder or in the Seller Disclosure Schedule and necessary in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, have been obtained, and subject to Section 2.8(b) with respect to the SCT Business Assets, the Transferred Companies will own or have the right to use (including by means of ownership of rights to use pursuant to licenses or other Contracts) all of the material assets, properties, rights and Books and Records (excluding the Excluded Assets) necessary to conduct the Business in substantially the same manner as conducted as of the date of this Agreement.  Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, each of the Transferred Companies has good and marketable title to all of its personal property, and SCT has good and marketable title to the SCT Business Assets, in each case free and clear of all Liens, except for Permitted Liens. Except as would not reasonably be expected to be material to the Transferred Companies and the Business, taken as a whole, the properties and assets owned, leased by or licensed to the Transferred Companies and necessary to conduct the Business in substantially the same manner as conducted as of the date of this Agreement, and the SCT Business Assets, are in good operating condition and repair (subject to normal wear and tear) and are adequate for the uses to which they are being put.

3.20                        Vendors and Customers.  During the eighteen (18) months prior to the date of this Agreement, other than scheduled expirations or reductions in accordance with the terms of the applicable Contracts in effect on the date hereof, there has been no termination or cancellation of the business relationship of a Transferred Company with any Top Vendor or Top Customer and no Top Vendor or Top Customer has informed Seller in writing, or to the Knowledge of the Sellers, otherwise that it intends to cease doing business with the Business.

3.21                        Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from any Seller or any of the Transferred Companies in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

3.22                        No Other Representations or Warranties; No Reliance.

(a)                                 Except for the representations and warranties contained in this Article III, none of the Sellers or any other Person or entity on behalf of the Sellers has made or makes any representation or warranty, whether express or implied, with respect to the Sellers, the Transferred Companies, the Business or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their representatives by or on behalf of the Sellers.  None of the Sellers or any other Person or entity on behalf of the Sellers has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Sellers, the Transferred Companies or the Business, whether or not included in any management presentation.  Notwithstanding anything to the contrary in this Agreement, none of the Sellers or any other Person or entity on behalf of the Sellers has made or makes any representation or warranty, whether express or implied, with respect to the Excluded Assets or the Excluded Liabilities.

(b)                                 Sellers, on behalf of themselves and their Affiliates, acknowledge and agree that except for the representations and warranties contained in Article IV, neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Sellers and their Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Affiliates or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Sellers or their Affiliates or any of their representatives by or on behalf of Purchaser.  Sellers acknowledge and agree, on behalf of themselves and their Affiliates, that neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Sellers and their Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Sellers or their Affiliates or any of their respective representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Affiliates, whether or not included in any management presentation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Except as set forth in the disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), Purchaser hereby represents and warrants to the Sellers as follows:

4.1                               Organization and Qualification; Subsidiaries.  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and Purchaser has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, except as would not reasonably be expected to be material to Purchaser and its Subsidiaries, taken as a whole, or materially adverse to the ability of Purchaser to consummate, or materially delay the consummation by Purchaser of, the transactions contemplated by this Agreement.

4.2                               Authority Relative to this Agreement.  Purchaser has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof.  No vote or other approval of the stockholders of Purchaser is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Purchaser, the rules or requirements of any securities exchange, or otherwise.  This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by the Sellers, will constitute, and each Ancillary Agreement when executed and delivered by Purchaser or its applicable Affiliates party thereto, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by the applicable member of the Parent Group, will constitute, a valid, legal and binding agreement of Purchaser and/or its applicable Affiliates, enforceable against Purchaser and/or such Affiliates in accordance with its terms, subject to the Enforceability Exceptions.

4.3                               Consents and Approvals; No Violations.  No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Affiliates for the execution, delivery and performance by Purchaser and/or its Affiliates, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of the HSR Act and any non-U.S. Competition Laws set forth on Section 4.3 of the Purchaser Disclosure Schedule; (b) compliance with the Permits set forth on Section 4.3 of the Purchaser Disclosure Schedule; or (c) as set forth on Section 4.3 of the Purchaser Disclosure Schedule.  Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, and except as set forth on Section 4.3 of the Purchaser Disclosure Schedule, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Purchaser and/or its Affiliates, as applicable, nor the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Purchaser or its Affiliates, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract to which Purchaser or any of its Affiliates or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Affiliates or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to be material to Purchaser and its Subsidiaries, taken as a whole, or materially adverse to the ability of Purchaser to consummate, or materially delay the consummation by Purchaser of, the transactions contemplated by this Agreement.

4.4                               Litigation.  Except as set forth on Section 4.4 of the Purchaser Disclosure Schedule, there is no Action pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates except as would not reasonably be expected to be material to Purchaser and its Subsidiaries, taken as a whole, or materially adverse to the ability of Purchaser to consummate, or materially delay the consummation by Purchaser of, the transactions contemplated by this Agreement.  Neither Purchaser nor any of its Affiliates is subject to any outstanding Order, except as would not reasonably be expected to be material to Purchaser and its Subsidiaries, taken as a whole, or materially adverse to the ability of Purchaser to consummate, or materially delay the consummation by Purchaser of, the transactions contemplated by this Agreement.

4.5                               Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

4.6                               Financing.

(a)                                 As of the date hereof and at all times prior to the Closing, Purchaser has all funds necessary to and/or access to borrowing facilities, including the Purchaser Credit Facility, sufficient to, and, on the Closing Date and as of the Closing, shall have all funds necessary to, (i) consummate the Sale and the other transactions contemplated hereby and (ii) pay (A) the Purchase Price and (B) all other cash amounts required to be paid at or in connection with the Closing in connection with the transactions contemplated hereby and by the Ancillary Agreements (such amount, collectively, the “Specified Amount”). When so required to pay or otherwise perform, as applicable, Purchaser will be able to pay or otherwise perform the obligations of Purchaser and any of its Affiliates under this Agreement and the Ancillary Agreements.

(b)                                 As of the date hereof, the Purchaser Credit Facility is in full force and effect and is a legal, valid and binding obligation of each party thereto, enforceable in accordance with its terms, subject to the Enforceability Exceptions.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would (i) constitute a default or breach on the part of any Loan Party (as defined in the Purchaser Credit Facility) under any term or condition of the Purchaser Credit Facility, (ii) constitute or result in a failure to satisfy a condition precedent or other contingency to borrowing set forth in the Purchaser Credit Facility or (iii) to the Knowledge of Purchaser, otherwise result in any portion of the revolving credit commitments under the Purchaser Credit Facility being unavailable on or before the Closing Date.  There are no conditions or contingencies relating to Purchaser’s ability to borrow under the Purchaser Credit Facility on or before the Closing Date, other than as set forth in the Purchaser Credit Facility.  As of the date hereof, Purchaser has no reason to believe any of the conditions or contingencies relating to any Borrower’s borrowing of an amount that when added to cash on hand equals the Specified Amount under the Purchaser Credit Facility on or prior to the Closing Date will not be satisfied at any time on or prior to such date.  Purchaser has fully paid any and all amounts required by the Purchaser Credit Facility to be paid on or prior to the date of this Agreement.  As of the date hereof, the Commitment Amount (as defined in the Purchaser Credit Facility) available to be borrowed by the Borrowers as Revolving Loans (as defined in the Purchaser Credit Facility) (the Commitment Amount in excess of the amount of Total Outstandings (as defined in the Purchaser Credit Facility) from time to time, the “Available Credit”) under the Purchaser Credit Facility plus cash on hand is equal to at least the Specified Amount.

(c)                                  As of the Closing, after giving effect to any indebtedness being incurred on or prior to such date in connection herewith, and assuming satisfaction of the conditions set forth in Section 8.2(a), the Purchaser, Middleby, their respective Subsidiaries and the Transferred Companies, all on a consolidated basis, will not (i) be insolvent (either because their financial condition is such that the sum of their debts (including a reasonable estimate of the amount of all contingent liabilities of the consolidated group) is greater than the fair value of their assets, or because the present fair salable value of their assets will be less than the amount required to pay their probable liability on their debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in their business or (iii) have incurred debts beyond their ability to pay as they become absolute and matured.

4.7                               Investment Decision.  Purchaser is acquiring the Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares.  Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

4.8                               No Other Representations or Warranties; No Reliance.

(a)                                 Except for the representations and warranties contained in this Article IV, neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes any representation or warranty, whether express or implied, with respect to Purchaser, its Affiliates or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent, its Affiliates or any of their representatives by or on behalf of Purchaser.  Neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent, its Affiliates or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Affiliates, whether or not included in any management presentation.

(b)                                 Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that except for the representations and warranties contained in Article III, none of the Sellers or any other Person or entity on behalf of the Sellers has made or makes, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Sellers, the Transferred Companies, the Business or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their representatives by or on behalf of the Sellers.  Purchaser, on behalf of itself and its Affiliates, acknowledges and agrees that none of the Sellers or any other Person or entity on behalf of the Sellers has made or makes, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or its Affiliates or any of their representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Sellers, the Transferred Companies or the Business, whether or not included in any management presentation.  Purchaser acknowledges and agrees, on behalf of itself and its Affiliates, that none of the Sellers or any other Person or entity on behalf of the Sellers has made or makes, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Excluded Assets or the Excluded Liabilities.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1                               Access to Books and Records.

(a)                                 After the date of this Agreement until the Closing, and subject to the requirements of applicable Laws, the Sellers shall afford to representatives of Purchaser (including its directors, officers, employees, contractors, accountants and attorneys) reasonable access, upon reasonable request and notice, to the Books and Records, personnel and facilities of the Business (other than with respect to any Excluded Assets or Excluded Liabilities), during normal business hours and in such manner as shall not unduly interfere with the operation of the Business; provided, that none of the Sellers shall make available, or cause the Transferred Companies to make available, Business Employee personnel files until after the Closing Date, except that, with respect to the Managing Director of the Business and each of his direct reports, Sellers shall use reasonable efforts to obtain each such Business Employee’s prior written consent to make available his or her personnel file and, with respect to each such Business Employee who provides consent, if permissible under applicable Law, Sellers shall make available such Business Employee’s personnel file before the Closing Date in accordance with the terms and conditions provided for in this Section 5.1(a) and applicable Law.  Notwithstanding anything to the contrary in this Agreement, prior to the Closing Purchaser and its representatives shall not, without the prior written consent of Parent, conduct any Environmental Condition Assessment at, on, under or within any facility or property of Parent or any of its Affiliates, including the Business Real Property.

(b)                                 Purchaser agrees that any access granted under Section 5.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Parent or its Affiliates.  Prior to the Closing Date, Purchaser and its representatives shall coordinate their requests for the access contemplated by Section 5.1(a) through Robert Donnelly, Jared Perlin or any other Persons designated in writing by Parent.  Notwithstanding anything to the contrary in this Agreement, neither the Sellers nor any Transferred Company nor any of their respective Affiliates shall be required to provide access to or disclose information (i) in connection with any litigation or similar dispute between the parties hereto or (ii) where, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality.

(c)                                  After the date hereof, Sellers and the Parent Group shall use commercially reasonable efforts to separate the Business Materials that relate to the Business but not solely to the Business from the other materials of the Transferred Companies or their pre-Closing Affiliates such that, to the extent reasonably practicable, such Business Materials do relate solely to the Business and are Books and Records hereunder.

(d)                                 At or promptly following the Closing, Sellers and the Parent Group shall deliver to Purchaser all of the Books and Records not already in the possession of a Transferred Company or the Purchaser, wherever located and in whatever form such Books and Records exist.

(e)                                  For seven (7) years after the Closing, subject to Section 5.2(b),  Purchaser shall, and shall cause its Affiliates to, afford the Sellers and their respective representatives, during normal business hours, upon reasonable notice, subject to the requirements of applicable Laws, at their sole cost and expense, access to the books, records, properties, facilities and personnel of each Transferred Company and the Business to the extent that such access may be reasonably requested by Parent for reasonable business purposes relating to or affected by the operations of the Transferred Companies or the Business prior to the Closing Date, including reasonable business purposes relating to financial statements, any potential Action or investigation by or before a Governmental Entity (including in connection with the matters covered under Section 5.12) and SEC or other Governmental Entity reporting obligations; provided, that nothing in this Agreement shall limit any of Sellers’ rights of discovery.  Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be required to provide access to or disclose information (i) in connection with any litigation or similar dispute between the parties hereto or (ii) where, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality; provided, that Purchaser shall use its reasonable best efforts to communicate the applicable information in a way that would not jeopardize such privilege or protection or contravene such Laws, contracts or obligations; and provided, further, that nothing in this Agreement shall limit any of Sellers’ rights of discovery.  For the avoidance of doubt, nothing in this Section 5.1(e) shall in any way limit the rights or obligations of the parties under Section 5.12.

(f)                                   Except for Tax Returns and other documents governed by Section 7.8(c), Purchaser agrees to not destroy or dispose of the books and records of each Transferred Company or the Business existing on the Closing Date for a period of six (6) years from the

Closing Date or such longer time as may be required by Law, and thereafter, not to destroy or dispose of such books and records without first offering in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Parent.

5.2                               Confidentiality.

(a)                                 The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing; provided, that Purchaser’s obligations thereunder shall continue in accordance with the terms thereof following the Closing in respect of that portion of the Proprietary Information (as defined in the Confidentiality Agreement) that does not relate exclusively to the Business or the Transferred Companies.  The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the sale of the Shares is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms.

(b)                                 For a period of thirty-six (36) months from the Closing Date, Sellers shall, and shall cause their Affiliates to, hold in confidence (x) any nonpublic information to the extent relating to the Business or the Transferred Companies, and (y) any nonpublic information received by Parent or its Affiliates in connection with the transactions contemplated by this Agreement to the extent relating to Purchaser or its Affiliates (other than the Transferred Companies) (clauses (x) and (y), collectively the “Sensitive Business Information”) and, in the event of the termination of this Agreement, for a period of thirty-six months (36) from the termination date, Sellers shall, and shall cause their Affiliates to, hold in confidence any nonpublic information received by Parent or its Affiliates in connection with the transactions contemplated by this Agreement to the extent relating to Purchaser or its Affiliates; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Parent or any of its Affiliates from and after the Closing from a third party source that is not known by Parent or its applicable Affiliates, after reasonable inquiry, to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Parent or any of its Affiliates, (iii) to the extent used by Parent or any of its Affiliates in order to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Parent or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose.  In the event that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Parent shall reasonably promptly notify Purchaser in writing unless not permitted by Law or such legal or regulatory process to so notify, which notification shall include the nature of such legal or regulatory requirement or request, as applicable, and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information.

5.3                               Required Actions.

(a)                                 Purchaser and the Sellers shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated by this Agreement, (ii) taking all actions reasonably necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or any other Competition Laws) required to be obtained or made by Purchaser or the Sellers or any of their respective Affiliates in connection with the transactions contemplated by this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement and to carry out the purposes of this Agreement.  Additionally, each of the Sellers and Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to fulfill all conditions precedent to this Agreement and, unless otherwise required by Law or this Agreement, shall use reasonable best effort to not take any action after the date of this Agreement that would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing.

(b)                                 Prior to the Closing, to the extent not prohibited by applicable Law, Purchaser and the Sellers shall each keep the others reasonably apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity.  In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, Purchaser and the Sellers shall promptly consult with each other to provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the transactions contemplated hereby.  Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, Purchaser and Seller shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from any Governmental Entity regarding the transactions contemplated by this Agreement, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity.  If any party to this Agreement or any representative of such party receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, a response in compliance with such request.  No party shall participate in any meeting with any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, or with any other Person in connection with any proceeding or Action by a private party relating to the HSR Act or any other Competition Laws in connection with this Agreement or the transactions contemplated hereby, or make oral submissions at meetings or in telephone or other conversations, unless, to the extent not prohibited by such Governmental Entity, it consults with the other parties in advance and gives the other parties the opportunity to attend and participate thereat.  Subject to the Confidentiality Agreement and Section 5.2, to the extent not prohibited by applicable Law, each party shall furnish the other parties with copies of all material correspondence, filings, submissions and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or other such Person with respect to this Agreement and the transactions contemplated hereby, and furnish the other parties with such necessary information and reasonable assistance as the other parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity or other such Person.  Purchaser and the Sellers may reasonably designate any competitively sensitive material provided to the other parties under this Agreement as “outside counsel/corporate in-house antitrust counsel only.”  Such designated materials and any materials provided by Purchaser to the Sellers or by the Sellers to Purchaser pursuant to this Section 5.3, and the information contained therein, shall be given only to the outside legal counsel and corporate in-house antitrust counsel of the recipient and shall not be disclosed by such outside counsel and corporate in-house antitrust counsel to employees (other than corporate in-house antitrust counsel), officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or the Sellers, as the case may be) or its legal counsel; it being understood that materials provided pursuant to this Agreement may be redacted, at the direction of outside legal counsel, (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c)                                  Purchaser and the Sellers shall file, as promptly as practicable, but in any event no later than ten (10) days after the date of this Agreement, notifications under the HSR Act and any other filings and/or notifications under applicable Competition Laws.  In the event that the parties receive a request for additional information or documentary materials after an initial notification pursuant to the HSR Act or any other Competition Laws, the parties shall use their respective reasonable best efforts to certify compliance with such requests, as applicable, as promptly as possible (and in any event within two (2) months after receipt thereof, unless the parties mutually agree) and produce documents on a rolling basis, and counsel for both parties will cooperate during the entirety of any such investigatory or review process.

(d)                                 Purchaser and the Sellers shall use their reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, or any other United States federal or state or foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade (collectively, “Competition Laws”).  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement as violative of any Competition

Laws, Purchaser and the Sellers shall jointly (to the extent practicable) use their reasonable best efforts to initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any Action by any Governmental Entity to prevent or enjoin the consummation of the transactions contemplated by this Agreement and/or (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity to block consummation of the transactions contemplated by this Agreement, including by defending any such Action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the transactions contemplated by this Agreement resulting from any such Action.

(e)                                  Notwithstanding anything herein to the contrary, the Sellers shall not be obligated to take or agree or commit to take any action (A) that is not conditioned on the Closing or (B) that relates to any business, operations, assets, liabilities, product lines or Subsidiary not to be transferred to Purchaser pursuant to and in accordance with the terms and conditions of this Agreement.

(f)                                   Whether or not the transactions contemplated by this Agreement are consummated, each of Parent and Purchaser shall be responsible for and shall pay an amount equal to 50% of all filings fees paid to any Governmental Entity in order to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Agreement.

5.4                               Conduct of Business.

(a)                                 From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise expressly contemplated by this Agreement or any Ancillary Agreement (including any actions, elections or transactions undertaken pursuant to the Pre-Closing Restructuring), (ii) as required by Law, (iii) to the extent relating exclusively to any Excluded Assets or Excluded Liabilities, (iv) as disclosed in Section 5.4 of the Seller Disclosure Schedule or (v) as otherwise consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Sellers shall cause the Transferred Companies and, solely with respect to the SCT Business Assets, SCT to:

(A)                               conduct their respective businesses and the Business in the ordinary course of business consistent with past practice in all material respects;

(B)                               use reasonable best efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present senior officers and key employees and preserve the goodwill and business relationships with customers and others having business relationships with them;

(C)                               not (1) amend or propose to amend their respective certificates of incorporation or by-laws or equivalent organizational documents in any manner adverse to Purchaser or the Transferred

Companies, (2) split, combine or reclassify their outstanding capital stock or other equity interests, or (3) declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a Transferred Company;

(D)                               other than to a Transferred Company, not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of their capital stock or other equity securities of any class or any debt or equity securities which are convertible into or exchangeable for such capital stock or other equity securities;

(E)                                except for transactions in the ordinary course, not (1) incur in excess of $1,000,000 of indebtedness for borrowed money outstanding at any time (other than intercompany indebtedness), (2) make any material acquisition of any assets or businesses in excess of $1,000,000 other than acquisitions in the ordinary course of business and acquisitions of businesses or assets already contracted by a Seller or any Transferred Company, as disclosed in Section 5.4 of the Seller Disclosure Schedule, or (3) sell, pledge, dispose of, encumber, abandon or allow to lapse any material assets or businesses other than sales of inventory in the ordinary course of business;

(F)                                 except as may be required by applicable Law or any Seller Benefit Plan or Transferred Company Benefit Plan as in effect on the date hereof, not (1) grant to any Business Employee any increase in compensation or benefits, including severance or termination pay, except for any grant for which the Parent Group shall be solely obligated to pay, (2) other than in the ordinary course of business, terminate the employment of any Business Employee or person who would be a Business Employee immediately before the Closing Date, (3) except in connection with any action in the ordinary course of business that applies uniformly to Business Employees and other similarly situated employees of the Parent Group, adopt, enter into, materially amend or terminate any Transferred Company Benefit Plan (or materially amend a Seller Benefit Plan to the extent that the cost of the same would be transferred or be a Liability of a Transferred Company)  or (4) other than in the ordinary course of business, adopt, enter into, materially amend or terminate any collective bargaining or labor-related Contract;

(G)                               not make any material change to its methods of financial accounting, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(H)                              except as set forth in the capital budget of the Transferred Companies made available to Purchaser prior to the date hereof, not commit or authorize any commitment to make any capital expenditures in excess of $250,000 in the aggregate;

(I)                                   not dissolve, merge or consolidate with any other Person (except with respect to entities that are dormant as of the date hereof);

(J)                                   not (1) make, change or revoke any Tax election, (2) change any annual accounting period, (3) change any method of accounting for Tax purposes, (4) except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, provided that written notice of any such extension or waiver is promptly provided to Purchaser (5) enter into any closing agreement with any tax authority in respect of any Tax, (6) surrender any right to claim a refund of any Tax or (7) settle any claim or assessment in respect of any Tax, in the case of each of clauses (1) through (7), except for any action that would not reasonably be expected to result in a material increase in the Tax Liability of any Transferred Company for any Post-Closing Period;

(K)                               not (1) materially amend, voluntarily terminate (other than in accordance with its terms) or cancel any Business Material Contract or any Lease, or (2) enter into any material real property lease with annual rent payments in excess of $100,000 or any Contract that if in effect on the date hereof would be a Business Material Contract, other than, in the case of each of clause (1) and clause (2), in the ordinary course of business consistent with past practice;

(L)                                not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against or affecting the Business other than settlements or compromises of any Action involving only monetary damages where the amount paid in settlement or compromise does not exceed $500,000 individually or $2,000,000 in the aggregate (it being agreed and understood that this clause (L) shall not apply with respect to (x) Tax matters, which shall be governed by clause Section 5.4(J) or (y) derivative, direct or other Actions brought by or on behalf of Parent shareholders); and

(M)                            not agree or commit to do or take any action described in this Section 5.4(a).

(b)                                 Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Parent’s or any of its Affiliates’ (including the Transferred Companies’) businesses or operations prior to the Closing.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.  For the avoidance of doubt, nothing contained in this Agreement shall restrict or prohibit the Sellers from conducting, in their discretion, voluntary environmental work or investigations on or relating to the Business Real Property prior to the Closing, including any Environmental Condition Assessment; provided, however, that Sellers shall provide reasonable notice to and opportunity to Purchaser and its representatives to comment on any such environmental work or investigations, and shall reasonably include Purchaser’s comments and input with respect to any such environmental work or investigations that may or could impact the Business Real Property, the Transferred Companies or any operations with respect thereto after the Closing.

5.5                               Consents.

(a)                                 Sellers shall, and shall cause each Transferred Company to, use commercially reasonable efforts to obtain any consents required from third parties under any applicable Contracts at or prior to the Closing in connection with the consummation of the transactions contemplated by this Agreement.

(b)                                 Notwithstanding anything to the contrary contained herein, including Section 5.3, to the extent that transfers of Transferred Company Permits issued by any Governmental Entity are required in connection with the consummation of the transactions contemplated by this Agreement, the parties hereto shall use commercially reasonable efforts to effect such transfers at or prior to the Closing.

(c)                                  Without limiting the foregoing, Parent or its Affiliates shall be solely responsible for the transfer fee set forth on Section 5.5(c) of the Seller Disclosure Schedule.

(d)                                 The failure to receive any such consents or to effect any such transfers or arrangements shall not be taken into account with respect to whether any condition to the Closing set forth in Article VIII shall have been satisfied.

5.6                               Public Announcements.  No party to this Agreement nor any Affiliate or representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable best efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication.  The parties hereto agree that the initial press release to be issued with respect to the Sale following the execution of this Agreement shall be in the form heretofore agreed to by Parent and Purchaser.

5.7                               Intercompany Accounts; Cash.  At or prior to the Closing, (a) all intercompany accounts (including intercompany indebtedness), except for those accounts listed on Section 5.7 of the Seller Disclosure Schedule, between any Seller and/or any of their respective Affiliates (other than any Transferred Company), on the one hand, and any Transferred Company, on the other hand, shall be settled or otherwise eliminated in a manner that is approved by the Purchaser, such approval not to be unreasonably withheld, delayed or conditioned, and (b) any and all Cash of the Transferred Companies may be extracted by the Sellers, in each case in such a manner as is approved by the Purchaser, such approval not to be unreasonably withheld, delayed or conditioned, and, in each case, no party shall have any further Liability with respect thereto.  For the avoidance of doubt, intercompany accounts solely between and among any of the Transferred Companies shall not be affected by this provision.

5.8                               TFEM Warranty Liabilities.  From and after the Closing, Purchaser agrees to fully honor, pay, perform and be responsible for any and all product, parts, service or other warranty Liabilities of Taylor Foodservice Equipment Manufacturing (Shanghai) Co. Ltd. (“TFEM”) to the extent relating to the Business (“TFEM Warranties”); provided, that in the event that Purchaser’s total liability pursuant to this Section 5.8 exceeds, in the aggregate, $206,000 (the “TFEM Warranties Cap”), Parent shall reimburse Purchaser for all amounts in excess of such TFEM Warranties Cap.

5.9                               Termination of Intercompany Arrangements.  Effective at the Closing, other than any intercompany accounts governed by Section 5.7, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by any member of the Parent Group, on the one hand, and any Transferred Company on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other, except for (a) this Agreement and the Ancillary Agreements and (b) the other Contracts listed in Section 5.9 of the Seller Disclosure Schedule.

5.10                        Guarantees; Commitments.

(a)                                 From and after the Closing, Purchaser and the Transferred Companies, jointly and severally, shall forever indemnify and hold harmless the Sellers and any of their respective Affiliates against any Losses that the Sellers or any of their respective Affiliates suffer, incur or are liable for by reason of or arising out of or in consequence of (i) the Sellers or any of their respective Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any Substituted Guarantee, (ii) any claim or demand for payment made on the Sellers or any of their respective Affiliates with respect to any of the Substituted Guarantees or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Substituted Guarantees, and shall reimburse the Sellers for any expenses incurred in connection with any of the foregoing.

(b)                                 Without limiting Section 5.10(a) in any respect, Purchaser shall use its reasonable best efforts, at its sole expense, to cause itself, its Affiliates or the Transferred Companies to be substituted in all respects for the Sellers and any of their respective Affiliates, and for the Sellers and their respective Affiliates to be released, effective as of the Closing, in respect of, or otherwise terminate (and cause the Sellers and their respective Affiliates to be released in respect of), all obligations of the Sellers and any of their respective Affiliates under each of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of such Persons to the extent related to the Business that are set forth on Section 5.10(b) of the Seller Disclosure Schedule  (collectively, the “Substituted Guarantees”).  For any of the Substituted Guarantees for which Purchaser, its Affiliate or any Transferred Company, as applicable, is not substituted in all respects for the Sellers and their respective Affiliates (or for which the Sellers and their respective Affiliates are not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with the Sellers and their respective Affiliates to be released in respect thereof),

Purchaser shall continue to use its reasonable best efforts and shall cause the Transferred Companies to use their reasonable best efforts to effect such substitution or termination and release after the Closing.  Without limiting the foregoing, neither Purchaser nor any of its Affiliates shall extend or renew any Contract containing or underlying a Substituted Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or the Transferred Companies are substituted in all respects for the Sellers and any of their respective Affiliates, and the Sellers and their respective Affiliates are released, in respect of all obligations of the Sellers and any of their respective Affiliates under such Substituted Guarantee.

5.11                        Insurance.

(a)                                 Subject to Section 5.11(b), from and after the Closing, the Transferred Companies shall cease to be insured by the Sellers or their respective Affiliates’ current and historical insurance policies or programs or by any of their current and historical self-insured programs, and neither Purchaser nor its Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the Transferred Companies or any Loss arising from the operation of the Business, in each case including with respect to all known and incurred but not reported claims.  The Sellers or any of their respective Affiliates may, to be effective at the Closing, amend any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 5.11(a).  From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Transferred Companies and the Business.  Subject to Section 5.11(b), Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of any Transferred Company or the Business under or in respect of any past or current insurance policy, program or self-insurance program under which any Transferred Company or Affiliate thereof or the Business is a named insured.

(b)                                 Parent and its Affiliates will keep each of the workers compensation insurance policies set forth on Section 5.11(b) of the Seller Disclosure Schedule (“Workers Compensation Policies”), or suitable replacements therefor, in full force and effect through the Closing.  Notwithstanding the last sentence of Section 5.11(a), with respect to claims relating to acts, omissions, events or circumstances relating to Business Employees that occurred or existed prior to the Closing that are covered by Workers Compensation Policies (“Pre-Closing WC Claims”), Parent hereby authorizes Purchaser to report Pre-Closing WC Claims directly to the provider of such Workers Compensation Policies (the “WC Insurer”) and shall use commercially reasonable efforts to assist Purchaser’s efforts to obtain the benefit of such insurance coverage; provided, that Purchaser shall keep Parent reasonably informed and shall exclusively bear and shall promptly repay or reimburse Parent and its Affiliates for the amount of each claim including any deductibles or self-insured retentions associated with any claims under the Workers Compensation Policies and shall be liable for and indemnify Parent and its Affiliates against all uninsured, uncovered, unavailable or uncollectible amounts of such claims; provided, further, that Purchaser’s total liability pursuant to this Section 5.11(b) shall not exceed $2,900,000.  Parent shall, on a quarterly basis, submit an invoice to Purchaser for any amounts payable to the WC Insurer in respect of such claims, which Purchaser shall promptly (and in any event within ten (10) calendar days) reimburse to Parent.

(c)                                  At or prior to the Closing, Purchaser shall purchase a tail insurance policy covering the Transferred Companies with respect to claims against the Transferred Companies arising from facts or events which occurred at or before the Closing.  Each of Parent and Purchaser shall be responsible for and shall pay an amount equal to 50% of the cost of such tail policy; provided, that Parent shall not be required to expend more than $200,000 in the aggregate for such tail policy, and Purchaser shall pay for any excess cost.

5.12                        Post-Closing Litigation Support.

(a)                                 In the event and for so long as any party is prosecuting, contesting or defending any legal proceeding, Action, investigation, charge, claim, or demand by or against a third party (including any Governmental Entity) in connection with (A) any transactions contemplated under this Agreement, and (B) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Companies, at the reasonable written request of such party, each other party shall, and shall cause its Subsidiaries and Affiliates (and its and their officers and employees) to, reasonably cooperate with such party and its counsel in such prosecution, contest or defense, including making available its personnel, participating in meetings, and providing such testimony and access to its non-privileged books and records as shall be reasonably necessary in connection with such prosecution, contest or defense, at the sole cost and expense of the prosecuting, contesting or defending party.

(b)                                 The cooperation and information sharing obligations of a party under this Section 5.12 shall be limited to the extent any such cooperation or disclosure would jeopardize the attorney-client privilege or other applicable privilege of such party or contravene any Laws or obligation of confidentiality to a third party; provided, that each party shall use its reasonable best efforts to communicate the applicable information in a way that would not jeopardize such privilege or protection or contravene such Laws or obligations; and provided, further, that nothing in this Agreement shall limit any party’s rights of discovery.

(c)                                  In the event of any conflict between this Section 5.12 and Section 7.7 or Section 10.4, Section 7.7 or Section 10.4, as applicable, shall govern.

5.13                        Payments.

(a)                                 The Sellers shall promptly pay or deliver to Purchaser any funds that have been sent to a member of the Parent Group after the Closing that, consistent with the terms and conditions of this Agreement, are the property of Purchaser or its Affiliates (including the Transferred Companies and the Purchaser Designees).

(b)                                 Purchaser shall promptly pay or deliver to Parent any funds that have been sent after the Closing Date to Purchaser or any of its Affiliates (including the Transferred Companies and the Purchaser Designees) that, consistent with the terms and conditions of this Agreement, are the property of the Parent Group.

5.14                        Use of Marks.

(a)                                 Except as expressly provided in this Section 5.14, neither Purchaser nor any of its Affiliates shall use, or have or acquire the right to use or any other rights in any marks of Parent or any of its Affiliates, including “United Technologies,” “UTC” or “UTX,” or the UTC gear icon logo or “Carrier,” “Climate Controls & Security,” “CCS,” “Transicold,” “Building and Industrial Systems,” or “BIS,” or any variations or derivatives thereof, or any name, trademark, service mark or logo that is confusingly similar to any of the foregoing (the “UTC Names”).  Within twenty (20) Business Days of Closing, Purchaser shall cause each of the Transferred Companies having a name, trademark, service mark or logo that includes the UTC Names to change its name to a name that does not include any UTC Name, including making any legal filings necessary to effect such change.  For the avoidance of doubt, nothing in this Section 5.14(a) shall limit the rights of Purchaser and its Affiliates with respect to the marks of the Business set forth on Section 5.14(a) of the Seller Disclosure Schedule; provided, that the Sellers and TFEM shall be permitted to continue to maintain and use TFEM’s existing name in the ordinary course pending the completion of the formal dissolution of TFEM and until such time as TFEM has been dissolved under applicable Law and shall no longer require the use of its name, which dissolution the Sellers will use their commercially reasonable efforts to effectuate as promptly as reasonably practicable following the Closing.

(b)                                 The Transferred Companies may continue temporarily to use the UTC Names following the Closing so long as Purchaser shall, and shall cause its Affiliates, including the Transferred Companies, to (i) immediately after the Closing, cease to hold itself out as having any affiliation with Parent or any of its Affiliates and (ii) use commercially reasonable efforts to minimize and eliminate use of the UTC Names by its Affiliates, including the Transferred Companies.  In any event, as soon as practicable after the Closing Date (and in any event within ninety (90) days thereafter) Purchaser shall and shall cause each of its Affiliates (including the Transferred Companies) to (i) cease and discontinue use of all UTC Names and (ii) complete the removal of the UTC Names from all products, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets.

5.15                        Non-Solicitation; Non-Compete.

(a)                                 For a period of  eighteen (18) months from the Closing Date, none of Parent or its Affiliates, on the one hand, or Purchaser and its Affiliates (including the Transferred Companies), on the other hand, shall directly or indirectly solicit for employment (whether as an employee, consultant or otherwise) (A) in the case of the restrictions applicable to Parent and its Affiliates, the Managing Director of the Business as of the Closing Date, any Business Employee who is his direct report as of the Closing Date and any Business Employee who is a direct report of any of the foregoing as of the Closing Date, and (B) in the case of the restrictions applicable to Purchaser and its Affiliates, any employee of Parent or its Affiliates who is classified by Parent or its Affiliates as an E5, E4 or E3 executive as of the Closing Date; provided, that no party shall be precluded from soliciting, or taking any other action with respect to any such Person (a) in the case of the restrictions applicable to Parent and its Affiliates, who experiences a Qualifying Termination (as defined in Section 6.3 of the Seller Disclosure Schedule) after the Closing, (b) whose employment is terminated due to such Person’s voluntary resignation (other than, in the case of the restrictions applicable to Parent and its Affiliates, a voluntary resignation that constitutes a Qualifying Termination) more than three (3) months prior to the commencement of solicitation or other employment discussions between such Person and Parent and its Affiliates or Purchaser and its Affiliates, as applicable, (c) who responds to general or public solicitation not specifically targeted at employees of the other party by or at the direction of Parent and its Affiliates or Purchaser and its Affiliates as applicable (including by a bona fide search firm that is not directed to solicit employees of the other party), or (d) who initiates discussions regarding such employment without any solicitation by such party in violation of this Section 5.15.

(b)                                 For a period of two (2) years from the Closing Date, without the prior written consent of Purchaser, Parent and its Affiliates agree not to, anywhere in the world, directly or indirectly, either for themselves or any other Person, engage in, own, operate, manage, control or invest in the business of designing, manufacturing and selling the following equipment: two sided cooking grills, continuous dispensing batch freezers for shakes, soft serve and frozen yogurt, specialty blenders, frozen beverage dispensers, and smoothie mixers and related parts and services (such business, a “Competing Business”); provided, that nothing in this Agreement shall prohibit Parent or its Affiliates at any time from:

(i)                                     owning fifteen percent (15%) or less of the outstanding stock or other securities of any Person;

(ii)                                acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a Competing Business and operating such Competing Business if such Competing Business generated less than twenty percent (20%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person;

(iii)                             acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a Competing Business and operating such Competing Business if (A) such Competing Business generated twenty percent (20%) or more of such Person’s consolidated annual revenues in the last completed fiscal year of such Person and (B) Parent or its applicable Affiliate, within twelve (12) months after the consummation of such acquisition, enters into a definitive agreement to cause the divestiture of a sufficient portion of the Competing Business of such Person such that the restrictions set forth in this Section 5.15(b) would not have operated to restrict such ownership assuming the completion of such divestiture had occurred prior to such acquisition, and thereafter uses commercially reasonable efforts to complete such divestiture as soon as reasonably practicable;

(iv)                              exercising its rights or complying with its obligations under this Agreement or any of the Ancillary Agreements; or

(v)                                 providing or engaging in businesses, activities, services, products or systems of a nature provided by the Sellers (or any of their Affiliates) apart from the Business as of the date of this Agreement or the Closing Date and reasonable extensions thereof.

The parties understand and acknowledge that immaterial, occasional, non-recurring, de minimis or inadvertent violations of this Section 5.15(b) by Parent shall not be deemed a breach of this Section 5.15(b).  For the avoidance of doubt, nothing in this Section 5.15 shall prohibit any activities, actions or conduct of any Person that is not directly or indirectly controlled by Parent or any of Parent’s Affiliates, including any joint ventures, partnerships or co-investment vehicles that neither Parent nor any of its Affiliates controls.

(c)                                  The parties recognize that the territorial, time and scope limitations set forth in this Section 5.15 are reasonable and are properly required for the protection of the parties’ legitimate interests in client and employee relationships, goodwill and trade secrets, and in the event that any such territorial, time or scope limitation is deemed to be unreasonable by a court of competent jurisdiction, the Purchaser and each Seller agree to submit to the reduction of any or all of such territorial, time or scope limitations to such an area, period or scope as such court shall deem reasonable under the circumstances, and, in its reduced form, such provision shall then be enforceable and shall be enforced.

5.16                        Financing.

(a)                                 Purchaser shall use its reasonable best efforts to take, and cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable so that on the Closing Date Purchaser and the Purchaser Designees will have cash in an amount equal to the Specified Amount and are able to fund the full payment thereof on the Closing Date.

(b)                                 Notwithstanding anything in this Agreement to the contrary, Purchaser expressly acknowledges and agrees that the availability of the Purchaser Credit Facility or any alternate financing is not a condition to the obligations of Purchaser to consummate the Sale or the other transactions contemplated by this Agreement, and Purchaser reaffirms its obligation to consummate the Sale and the other transactions contemplated by this Agreement subject only to the express conditions set forth in Article VIII, irrespective and independent of the availability or terms of the financing or any alternate financing, Purchaser’s use of efforts in accordance with this Section 5.16, or otherwise.

5.17                        Pre-Closing Restructuring.  Prior to the Closing, Sellers will cause the Transferred Companies to complete the transactions described on Section 5.17 of the Seller Disclosure Schedule (the “Pre-Closing Restructuring”).

5.18                        Additional Business Financial Statements.

(a)                                 Promptly following the date hereof, the Sellers and the Purchaser shall take any actions reasonably necessary to engage PricewaterhouseCoopers LLP in connection with the preparation of (i) audited combined financial statements of the Business, consisting of the combined balance sheet as of December 31, 2017, and the related combined statement of operations, comprehensive income, cash flows and changes in net investment for the twelve-month period then ended, accompanied by a written audit report from PricewaterhouseCoopers LLP on such financial statements and (ii) an unaudited interim balance sheet as of March 31, 2018 and unaudited combined statements of operations, comprehensive income, cash flows and changes in net investment for the three-month periods ended March 31, 2018 and March 31,

2017 (clause (i) and (ii) collectively, the “Additional Financial Statements”).  Parent shall use its commercially reasonable efforts to request that, to the extent required, PricewaterhouseCoopers LLP issue a consent to enable Purchaser to include the Additional Financial Statements described in clause (i) above in a Current Report on Form 8-K to be filed by Purchaser with respect to this Agreement and the consummation of the transactions contemplated hereby.  Any and all of the fees and out-of-pocket expenses of PricewaterhouseCoopers LLP  that are incurred by Sellers or any of their Affiliates in connection with the engagement of PricewaterhouseCoopers LLP as described in this Section 5.18(a), shall be reimbursed by Purchaser promptly (and in any event within ten (10) business days) in immediately available funds after receipt from Sellers of one or more invoices with respect thereto delivered from time to time after the date hereof.  For the avoidance of doubt, the delivery of Additional Financial Statements on or prior to the Closing Date shall not be taken into account with respect to whether any condition to the Closing set forth in Article VIII shall have been satisfied.

(b)                                 From and after the Closing Date and continuing through the first (1st) anniversary of the Closing Date, upon reasonable request from Purchaser, Sellers shall use their commercially reasonable efforts to provide Purchaser with access to all financial and other information pertaining to the Business relating to the period of Parent’s and Sellers’ ownership and operation of the Business and the Transferred Companies, which information is necessary to enable Purchaser to comply with its reporting obligations under the Securities Exchange Act of 1934, as amended, the Securities Act, and the rules and regulations promulgated thereunder; provided, that all reasonable out-of-pocket costs and expenses incurred by Sellers or their Affiliates or representatives in connection therewith shall be promptly reimbursed by Purchaser; and provided, further, that the Sellers shall not be required to provide any information pursuant to this Section 5.18(b) (i) in connection with any litigation or similar dispute between the parties hereto or (ii) where, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality owed to a third party.

5.19                        Further Assurances.  From and after the Closing, Purchaser and Sellers shall, and shall cause their Affiliates, as applicable, to, provide all cooperation reasonably requested by the other parties in order to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements and to establish, perfect, defend, or enforce its rights in or to the Transferred Companies by executing further consistent assignments, transfers and releases, and causing its representatives to provide good faith testimony by affidavit, declaration, and in person. Purchaser and Sellers will reimburse each other for any reasonable out-of-pocket expenses incurred by such Person in causing such Person’s representatives to provide the cooperation described in the prior sentence.

5.20                        Purchaser Obligations.  Middleby shall cause Purchaser and each of its applicable Affiliates party to any Ancillary Agreements to perform (and shall ensure the performance of) all of its and their covenants, agreements and obligations under this Agreement and the Ancillary Agreements and shall be jointly liable for the same.

5.21                        Seller Obligations.  UTC shall cause the Sellers and each of their applicable Affiliates party to any Ancillary Agreements to perform (and shall ensure the performance of) all of their covenants, agreements and obligations under this Agreement and the Ancillary Agreements and shall be jointly liable for the same.

5.22                        Bulk Sales Laws.  The parties hereto waive compliance with the provision of any bulk sales law applicable to the transactions contemplated by this Agreement and any Ancillary Agreement.  Notwithstanding anything to the contrary in this Agreement, the Sellers shall jointly and severally indemnify the Purchaser Indemnified Parties and hold them harmless from and against any and all Losses to the extent arising out of or resulting from claims asserted pursuant to any such bulk sales laws in respect of the transactions contemplated by this Agreement.

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

6.1                               Treatment of Business Employees.

(a)                                 Effective as of immediately prior to the Closing, Sellers shall (or shall cause its applicable Affiliates, including any Sellers, to) transfer the employment of each (i) Business Employee, as determined by Parent in good faith, who is employed by a member of the Parent Group from such member to a Transferred Company designated by Parent and (ii) employee who is not primarily engaged in rendering services in respect of the Business, as determined by Parent in good faith, and who is employed by a Transferred Company from such Transferred Company to a member of the Parent Group designated by Parent; provided, that to the extent that Parent determines in good faith and in consultation with Purchaser that the employment of a Business Employee described in clause (i) cannot be transferred to a Transferred Company prior to the Closing because of restrictions imposed by applicable Law or, with respect to each of the Business Employees associated with the SCT Business Assets who are identified on Section 6.1(a) of the Seller Disclosure Schedule (the “SCT Business Employees”), in the event that the transfer of the SCT Business Assets and the SCT Business Liabilities pursuant to the Chinese Asset Purchase Agreement does not become effective at the Closing, then, subject to any applicable terms and conditions as are specified in any Ancillary Agreement, (A) prior to the Closing (or prior to such later date as provided below) Purchaser or one of its Affiliates shall make a written offer of employment to such Business Employee on terms consistent with those applicable to Business Employees generally under this Article VI, which offer shall be effective at the Closing or such later date as is agreed between Parent and Purchaser and specified therein (and, with respect to each of the SCT Business Employees, the effective date of such offer shall be the date that the transfer of the SCT Business Assets and the SCT Business Liabilities pursuant to the Chinese Asset Purchase Agreement becomes effective), and (B) Sellers and Purchaser shall use their reasonable best efforts, and shall otherwise cooperate, to cause such Business Employee to accept such offers of employment from and become employed by Purchaser or its applicable Affiliate at the Closing or such later date as is specified under the terms of the applicable employment offer pursuant to clause (A).

(b)                                 For the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (such period, the “Continuation Period”), Purchaser shall, or shall cause its Affiliates (including the Transferred Companies) to provide the Business Employees who continue to be employed with the Purchaser or its Affiliates after the Closing Date (each, a “Transferred Employee”) with (i) not less than the same base salary or wage rate as was in effect for the Transferred Employee immediately prior to the Closing as disclosed to Purchaser and (ii) employee benefits, equity and non-equity incentive compensation and fringe benefits that are of substantially comparable value, in the aggregate, as those in effect with respect to the Business Employees immediately prior to the Closing.  As of the date hereof, Business Employees who are participants in Parent Group’s Employee Scholar Program shall be eligible to complete their then current semester and one additional semester pursuant to such program, and Parent shall otherwise cause the Employee Scholar Program to be closed for new participation by Business Employees.  Parent shall be fully responsible for administering the Employee Scholar Program and retain the Liability for tuition and other costs of the program in respect of such Business Employees; provided that Purchaser will reimburse Parent for fifty percent (50%) of the tuition and other costs relating to the Business Employees under the Employee Scholar Program, but in no event to exceed $150,000, pursuant to the Transition Services Agreement.  Nothing contained herein shall be construed to prohibit Purchaser from terminating the employment of any Business Employee following the Closing Date, subject to Purchaser’s obligations under Section 6.3.

(c)                                  As of and after the Closing, Purchaser shall, or shall cause the applicable Transferred Company to give each Transferred Employee full credit for (i) all purposes under any Transferred Company Benefit Plans, and (ii) purposes of eligibility and vesting (and, with respect to vacation and paid time off policies and severance benefits, benefit accrual) under each other employee benefit plan, policy or arrangement, and any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Transferred Employees as of and after the Closing by Purchaser or any of its Affiliates (the “Purchaser Plans”), for such Transferred Employee’s service prior to the Closing with a Seller and its applicable Affiliates (including the Transferred Companies) and their respective predecessors, to the same extent such service is recognized by a Seller and its applicable Affiliates (including the Transferred Companies) immediately prior to the Closing; provided, that Purchaser shall also provide prior service credit to the Transferred Employees under applicable Purchaser Plans for benefit accrual purposes to the same extent that similarly situated employees of Purchaser are credited with prior service under such Purchaser Plans; and provided further that such credit shall not be given (i) to the extent that it would result in a duplication of benefits for the same period of service, (ii) with respect to any final average pay defined benefit retirement plan or retiree welfare benefit plan, or (iii) with respect to any plan (A) under which similarly situated employees of Purchaser and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation.

6.2                               Health Coverages.  Purchaser shall cause each Transferred Employee (and his or her eligible dependents) to be covered by a group health plan or plans that do not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Employee or dependent (other than any limitation already in effect under the corresponding group health Seller Benefit Plan or Transferred Company Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Seller Benefit Plan or Transferred Company Benefit Plan, and to the extent that such plans are Purchaser group health plans in which such Transferred Employee becomes eligible to participate for the first time following the

Closing, provide such Transferred Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Employee under the applicable group health Seller Benefit Plan or Transferred Company Benefit Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser group health plans.

6.3                               Severance.  With respect to each Transferred Employee who, during the Continuation Period, experiences a Qualifying Termination (as defined in Section 6.3 of the Seller Disclosure Schedule), Purchaser shall provide severance pay and benefits that are no less favorable than the severance pay and benefits described in Section 6.3 of the Seller Disclosure Schedule, taking into account the Transferred Employee’s period of employment with Parent and its Affiliates (including any Transferred Company) and their predecessors prior to the Closing and with Purchaser and its Affiliates on and after the Closing.

6.4                               WARN and Corresponding State Laws.  Seller shall be solely responsible for and agrees to indemnify, hold harmless and, at the option of the Purchaser, to defend Purchaser from and against any Liabilities under WARN or any similar state Law, with respect to any U.S. Business Employee who is found to have suffered an “employment loss” under WARN before the Closing Date as a result of Seller’s actions, and any and all other Liabilities arising out of or resulting from Seller’s actions or Seller’s failure to serve sufficient notice pursuant to WARN or any similar state Law.  Purchaser shall be solely responsible for and agrees to indemnify, hold harmless and, at the option of the Sellers, to defend the Parent Group from and against any Liabilities under WARN or any similar state Law, with respect to any U.S. Business Employee who is found to have suffered an “employment loss” under WARN on or after the Closing Date as a result of Purchaser’s actions, and any and all other Liabilities arising out of or resulting from Purchaser’s actions or Purchaser’s failure to serve sufficient notice pursuant to WARN or any similar state Law; provided, that no later than 15 days prior to the Closing Date, Sellers have provided Purchaser with a true and accurate schedule indicating the name and site of employment of any former Business Employees who have had their employment terminated or have been notified of an “employment loss” under WARN during the preceding 90-day period at each facility, site of employment and operating unit of the Sellers, which schedule has been updated by Sellers as of the Closing Date.

6.5                               Accrued Vacation, Sick Leave and Personal Time.  Purchaser will recognize and assume the Liability with respect to accrued but unused vacation time for all Business Employees in which such recognition is permitted by applicable Law.  In each jurisdiction where payment of the value of accrued but unused vacation time to Business Employees in connection with the Closing is required by applicable Law, Parent will pay, or cause to be paid, all accrued but unused vacation time to Business Employees as soon as reasonably practicable after the Closing Date.

6.6                               LTD Employees.  Each LTD Employee shall remain an employee of, or have his or her employment transferred prior to the Closing to, a member of the Parent Group, and shall continue to participate in Parent Group’s long-term disability plan following the Closing Date in accordance with the terms of that plan, as in effect from time to time.  Subject to Parent notifying Purchaser of an LTD Employee’s return to active employment within ten (10) Business Days of such return, Purchaser or one of its Affiliates shall make an offer of employment to such LTD

Employee on terms consistent with those applicable to Business Employees generally under this Article VI, provided that the LTD Employee returned to active employment with the Parent Group on or prior to the expiration date of such LTD Employee’s eligibility for disability benefits or approved leave period and within one (1) year following the Closing Date (or such longer period required by applicable Law). From and after such LTD Employee’s commencement of employment with Purchaser or one of its Affiliates, such LTD Employee shall be considered a “Business Employee” for all purposes under this Agreement.

6.7                               Cash Incentive Compensation.  Parent shall retain all Liability for any sales commissions payable under any Seller Benefit Plan in respect of the portion of the calendar year in which the Closing occurs ending on the date prior to the Closing Date to Business Employees in connection with their services to the Business.  Prior to the Closing, Parent shall pay, or cause to be paid, to each annual bonus-eligible Business Employee a cash payment equal to the product of (a) his or her target annual cash incentive award under the applicable Seller Benefit Plan, multiplied by (b) a fraction, the numerator of which is the total number of days between January 1 of the calendar year in which the Closing occurs and the Closing Date and the denominator of which is 365.  Purchaser shall not have any Liability for cash incentive compensation payable to the Business Employees in respect of the portion of the calendar year in which the Closing occurs ending on the day prior to the Closing Date. Purchaser shall provide the bonus eligible Transferred Employees with the opportunity to earn cash incentive compensation for the portion of the calendar year in which the Closing occurs commencing on the Closing Date, which cash incentives shall be governed by plans, programs or arrangements maintained by Purchaser and its Affiliates (including the Transferred Companies) in their discretion, subject to Purchaser’s obligations under Section 6.1(a).

6.8                               Retention Bonuses.  Parent shall pay, or cause to be paid, all amounts (the “Parent Bonus Payments”) due under the retention agreements listed under the heading “U.S. Seller Benefit Plans” in Section 3.10(a)(i) of the Seller Disclosure Schedule in accordance with the terms of such agreements.

6.9                               Seller Benefit Plans; Transferred Company Benefit Plans.  Except as otherwise expressly provided in this Article VI, Purchaser shall not assume any obligations under or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Seller Benefit Plan.  For the avoidance of doubt, as of the Closing, the Purchaser and its Affiliates shall assume, or shall cause the Transferred Companies and their respective Subsidiaries to continue, as the case may be, sponsorship of, and all Liabilities and other obligations with respect to, the Transferred Company Benefit Plans.  Parent and Sellers shall take all actions necessary to cause any employee who is not a Business Employee to cease to participate in the Transferred Company Benefit Plans immediately prior to the Closing Date.  As of the Closing Date, all Transferred Company Benefit Plans shall solely cover U.S. or International Business Employees.

6.10                        Treatment of International Business Employees.  The following terms and conditions shall, in addition to the other applicable terms and conditions of this Article VI, apply to International Business Employees:

(a)                                 Terms and Conditions of Employment.  In the case of International

Business Employees, Purchaser and its Affiliates (including the Transferred Companies) shall, in addition to meeting the applicable requirements of this Article VI, comply with any additional obligations or standards arising under applicable Laws governing the terms and conditions of their employment or severance of employment in connection with the transactions contemplated by this Agreement or otherwise.

(b)                                 Severance Indemnity.  Parent and Purchaser shall cooperate in good faith to effect the transfer of employment of each International Business Employee to Purchaser or an Affiliate thereof in a manner that avoids or minimizes the incurrence of any severance obligations.  However, in the event that either (i) an International Business Employee does not, for any reason, continue employment with Purchaser or one of its Affiliates (including a Transferred Company) at or after the Closing or (ii) the Sale or the transactions contemplated by this Agreement, or any action taken in order to effectuate the Sale or the transactions contemplated by this Agreement, results in an International Business Employee being deemed to have incurred a termination of employment despite such International Business Employee’s continued employment with Purchaser or one of its Affiliates (including a Transferred Company) at or after the Closing, which, in either case, results in any obligation, contingent or otherwise, of Parent, Purchaser or any of their respective Affiliates to pay any severance or other benefits (including such benefits required under applicable Law) to any International Business Employee or any additional Liability incurred by Parent, Purchaser or any of their respective Affiliates in connection therewith, Parent and Purchaser shall each bear fifty percent (50%) of the costs of such obligation or additional Liability and the parties shall reimburse each other as necessary in order to effect such allocation of cost; provided, however, that in no event shall Purchaser incur severance costs in excess of $250,000 in the aggregate in connection with the International Business Employees.

6.11                        No Amendments; No Employments Rights, Third Party Beneficiaries.  Without limiting the generality of Section  11.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Seller Benefit Plan, Transferred Company Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by any Seller, any Transferred Company, the Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any Transferred Company Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, after the Closing Date, from terminating the employment of any Business Employee or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of any Seller, any Transferred Company, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

ARTICLE VII

TAX MATTERS

7.1                               Section 338(h)(10) Elections; Purchase Price Allocation.

(a)                                 Parent and Purchaser shall (or shall cause their relevant Affiliates to) jointly make a timely and irrevocable election under Section 338(h)(10) of the Code (and any corresponding elections under any applicable state or local Tax Law) with respect to the acquisition of the Section 338(h)(10) Subsidiaries pursuant to this Agreement (collectively, the “Section 338(h)(10) Elections”).

(b)                                 Parent and Purchaser shall (and shall cause their relevant Affiliates to) cooperate in the preparation of all forms, attachments and schedules necessary to effectuate the Section 338(h)(10) Elections, including IRS Forms 8023 and 8883 and any similar forms under applicable state and local income Tax Laws (collectively, the “Section 338(h)(10) Forms”) in a manner consistent with the Purchase Price Allocation.  Parent and Purchaser shall (or shall cause their relevant Affiliates to) timely file such Section 338(h)(10) Forms with the applicable taxing authorities.  Parent and Purchaser agree that none of them shall, or shall permit any of their Affiliates to, revoke the Section 338(h)(10) Elections following the filing of the Section 338(h)(10) Forms without the prior written consent of Parent or Purchaser, as the case may be.

(c)                                  At Closing, Parent and Purchaser shall each deliver to the other party one or more duly executed IRS Forms 8023 that reflect the Section 338(h)(10) Elections (and any analogous forms required to effectuate the Section 338(h)(10) Elections for state or local Tax purposes), each in form and substance reasonably satisfactory to such other party.

(d)                                 Purchaser shall make (and shall cause its relevant Affiliates to make) an election under Section 338(g) of the Code with respect to the acquisition of the Section 338(g) Subsidiaries (the “Section 338(g) Elections”).

(e)                                  For all U.S. federal (and applicable state and local) Tax purposes, Parent and Purchaser agree to (and agree to cause their respective Affiliates to) allocate the Purchase Price (as finally determined hereunder) and any other amounts treated as consideration for such tax purposes, among the assets and shares sold in accordance with Schedule IV hereto (the “Purchase Price Allocation”).  The Purchase Price Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Purchase Price pursuant to Section 7.10.  Any such adjustment shall be allocated to the asset, assets, share or shares (if any) to which such adjustment is attributable; provided, that to the extent there are no such assets or shares, such adjustment shall be allocated pro rata among the assets and shares sold.

(f)                                   Parent and Purchaser shall (and shall cause their Affiliates to) (i) prepare and file all federal, state, local and foreign Tax Returns (including the Section 338(h)(10) Forms and IRS Form 8594), in a manner consistent with the Section 338(h)(10) Elections, Section 338(g) Elections, and the Purchase Price Allocation and (ii) not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law) or applicable non-U.S. Law.

7.2                               Tax Indemnification by the Sellers.  Effective as of and after the Closing Date, the Sellers shall pay or cause to be paid, and shall, jointly and severally, indemnify the Purchaser Indemnified Parties and hold each Purchaser Indemnified Party harmless from and against, without duplication (a) any Taxes imposed on the Transferred Companies or with respect to any

SCT Business Assets for any Pre-Closing Period; (b) any Taxes of any other Person (other than a Transferred Company) for which a Transferred Company is liable under Treasury Regulation Section 1.1502-6 (or under any similar provision of state, local or foreign Law) as a result of such Transferred Company having been a member of an affiliated, consolidated, unitary or combined group prior to the Closing; (c) any Taxes of any other Person (other than a Transferred Company) for which a Transferred Company is liable as a transferee or successor as a result of a transaction that occurred prior to Closing; (d) any Taxes arising out of any breach of any representation or warranty contained in Section 3.13(g), (k), (l), (m) or (p) (disregarding for these purposes any qualification or exception for, or reference to, materiality set forth therein); (e)  any Taxes arising out of or relating to any breach of any covenant or agreement of Parent or the Sellers contained in this Agreement; (f) any withholding Taxes imposed on any payment of the Purchase Price or any payment made by Purchaser pursuant to Section 2.7; (g) any Transfer Taxes for which the Sellers are responsible under Section 7.12 of this Agreement; (h) any Taxes that are Excluded Liabilities; (i) any Taxes imposed in connection with the Pre-Closing Restructuring; (j) any Taxes imposed on any gain recognized by a Transferred Company as a result of the Section 338(h)(10) Elections or the Section 338(g) Elections; and (k) any costs and expenses, including reasonable legal and accounting fees and expenses attributable to any item described in the foregoing clauses (a) through (j); provided, that the Sellers shall not be required to pay or cause to be paid, or to indemnify or hold harmless the Purchaser Indemnified Parties from and against (x) any Taxes to the extent such Taxes were reflected as a reserve or liability in Working Capital or Net Indebtedness on the Final Closing Statement or (y) any Taxes for which Purchaser is responsible pursuant to Section 7.3(b) or (c).

7.3                               Tax Indemnification by Purchaser.  Effective as of and after the Closing Date, Purchaser shall pay or cause to be paid, and shall indemnify the Seller Indemnified Parties and hold each Seller Indemnified Party harmless from and against, without duplication (a) any Taxes imposed on the Transferred Companies or with respect to any SCT Business Asset for any Post-Closing Period, except to the extent such Taxes are subject to indemnification by the Sellers pursuant to Section 7.2(d) or (e); (b) any Taxes arising from any action or transaction taken or entered into by Purchaser, any of its Affiliates or the Transferred Companies outside of the ordinary course of business on the Closing Date after the Closing (for the avoidance of doubt, except for Taxes, if any, imposed on the Transferred Companies for any Pre-Closing Period as a result of the Section 338(h)(10) Elections or the Section 338(g) Elections, which are covered by Section 7.2 above); (c) any Taxes arising out of or relating to any breach of any covenant or agreement of Purchaser contained in this Agreement; (d) any Transfer Taxes for which the Purchaser is responsible under Section 7.12 of this Agreement; and (e) any costs and expenses, including reasonable legal and accounting fees and expenses attributable to any item described in the foregoing clauses (a) through (d).

7.4                               Straddle Periods.  To the extent permitted or required by applicable Law, the taxable year of each of the Transferred Companies that includes the Closing Date shall be treated as closing on (and including) the Closing Date.  To the extent not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Period, (a) Property Taxes of the Transferred Companies or imposed on the SCT Business Assets allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (b) Taxes (other than Property Taxes) of the Transferred Companies allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date and in a manner consistent with past practices of the Transferred Companies (or of Parent with respect to the Transferred Companies); provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

7.5                               Tax Returns.

(a)                                 Parent shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes any member of the Parent Group, on the one hand, and any of the Transferred Companies, on the other hand (a “Combined Tax Return”), and (ii) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to any of the Transferred Companies for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”).  Parent shall prepare, or cause to be prepared, all Pre-Closing Separate Tax Returns in a manner consistent with past practices of the Transferred Companies (or of the Parent Group with respect to the Transferred Companies), except (i) as otherwise required by Law or (ii) as otherwise requested by Purchaser if, with respect to clause (ii),  Parent, in its sole discretion, determines that such request is not reasonably likely to have an adverse impact on any member of the Parent Group.  Parent shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions).  Parent shall deliver, or cause to be delivered, to Purchaser for its review and comment a draft copy of all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least thirty (30) days prior to the due date thereof (taking into account any extensions).  Purchaser shall provide comments, if any, to Parent on any such Pre-Closing Separate Tax Return within ten (10) days after receipt of such draft Pre-Closing Separate Tax Return and Parent shall consider any such comments in good faith.  Parent shall revise such Pre-Closing Separate Tax Returns to reflect any reasonable comments received from Purchaser with which Parent agrees and shall deliver, if applicable, a revised Pre-Closing Separate Tax Return to Purchaser not later than ten (10) days before the due date therefor (taking into account any extensions), and Purchaser shall timely file or cause to be timely filed such Tax Returns; provided, that Purchaser shall not be required to file or cause to be filed any such Tax Return that reflects a material position for which the confidence level is less than “more likely than not” (or an equivalent standard under an applicable foreign Law).  Parent shall pay, or cause to be paid, to the Purchaser an amount equal to the amount of any Taxes shown to be due on any Pre-Closing Separate Tax Return required to be filed after the Closing Date (taking into account extensions) for which Sellers are responsible pursuant to this Agreement within ten (10) days after Purchaser makes, or causes to be made, written demand therefor, but in all cases at least five (5) days prior to the date on which the relevant Taxes are required to be paid to the applicable taxing authority.  Such payment shall be made in immediately available funds by wire transfer to an account designated in writing by Purchaser to Parent.  Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local, or foreign Law), Purchaser shall not amend or revoke any Combined Tax Return or any Pre-Closing Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).  At Parent’s reasonable request, Purchaser shall file, or cause to be filed, amended Pre-Closing Separate Tax Returns; provided, however, that Purchaser shall have the same rights to review and comment on such amended Pre-Closing Separate Tax Returns as described in this paragraph for the original Pre-Closing Separate Tax Returns and shall not be required to file or cause to be filed any such amended Pre-Closing Separate Tax Return that reflects a material position for which the confidence level is less than “more likely than not” (or an equivalent standard under an applicable foreign Law), and provided, further, that Parent shall pay, or cause to be paid, to the Purchaser an amount equal to the amount of any Taxes shown to be due on any such amended Pre-Closing Separate Tax Return for which Sellers are responsible pursuant to this Agreement within ten (10) days after Purchaser makes, or causes to be made, written demand therefor, but in all cases at least five (5) days prior to the date on which the relevant Taxes are required to be paid to the applicable taxing authority.  Such payment shall be made in immediately available funds by wire transfer to an account designated in writing by Purchaser to Parent.  Purchaser shall promptly provide (or cause to be provided) to Parent any information reasonably requested by Parent to facilitate the preparation and filing of any Tax Returns described in this Section 7.5(a) and Purchaser shall use commercially reasonable efforts to prepare (or cause to be prepared) such information in a manner and on a timeline requested by Parent, which information and timeline shall be consistent with the past practice of the Transferred Companies, as applicable.

(b)                                 Except for any Tax Return required to be prepared by Parent pursuant to Section 7.5(a), Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Transferred Companies.  In the case of any such Tax Return for a Straddle Period (a “Straddle Period Separate Tax Return”), Purchaser shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the Transferred Companies (or of Parent with respect to the Transferred Companies), except to the extent that (i) Purchaser notifies Parent in writing that it desires to prepare such Tax Return in a different manner and Parent, in its sole discretion, determines that such request is not reasonably likely to have an adverse impact on any member of the Parent Group and so notifies Purchaser in writing, or (ii) such Tax Return would reflect a material position for which the confidence level is less than “more likely than not” (or an equivalent standard under an applicable foreign Law).  Purchaser shall deliver to Parent for its review and comment  a draft copy of such Straddle Period Separate Tax Returns at least thirty (30) days prior to the due date therefor (taking into account any extensions).  Parent shall provide comments, if any, to Purchaser on any such Straddle Period Separate Tax Return within fifteen (15) days after receipt of such draft Straddle Period Separate Tax Return.  In the event Purchaser disagrees with any comments received from Parent, Purchaser shall promptly notify Parent of such disagreement and Parent and Purchaser shall cooperate in good faith to resolve any such disagreement prior to the due date for such Straddle Period Separate Tax Return (taking into account extensions).  If Parent and Purchaser are unable to reach resolution, they shall promptly cause the Independent Accounting Firm to resolve any remaining disputes.  Any determination of the Independent Accounting Firm shall be consistent with the terms of this Agreement and shall be final and binding on all parties.  All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm in connection with this Section 7.5(b) shall be borne equally by the Sellers on the one hand, and Purchaser on the other hand.  Purchaser shall revise each Straddle Period Separate Tax Return to reflect any comments received from Parent with which Purchaser agrees, any agreement reached between Parent and Purchaser and the resolution of the Independent Accounting Firm, shall deliver such revised Straddle Period Separate Tax Return to Parent prior to the due date therefor (taking into account extensions) and shall timely file or cause to be filed such Tax Return; provided, that in the event any disagreement with respect to a Straddle Period Separate Tax Return is not resolved by the Independent Accounting Firm prior to the due date for such Tax Return (taking into account extensions), Purchaser shall timely file or cause to be filed such Straddle Period Separate Tax Return as originally prepared by Purchaser and as revised to reflect any comments received from Parent with which Purchaser agrees and any agreement reached between Parent and Purchaser, and shall subsequently amend or cause to be amended such Straddle Period Separate Tax Return to reflect the resolution of the Independent Accounting Firm.  Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local, or foreign Law) or as required pursuant to the proviso in the immediately preceding sentence, Purchaser shall not amend or revoke any such Straddle Period Separate Tax Returns (or any notification or election relating thereto) without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).  At Parent’s reasonable request, Purchaser shall file, or cause to be filed, amended Straddle Period Separate Tax Returns; provided, however, that any such amended Straddle Period Separate Tax Returns shall be prepared in a manner consistent with this Section 7.5(b).  Parent shall pay, or cause to be paid, to the Purchaser an amount equal to the amount of any Taxes shown to be due on a Straddle Period Separate Tax Return (or an amended version) for which Sellers are responsible pursuant to this Agreement, within ten (10) days after Purchaser makes, or causes to be made, written demand therefor, but in all cases at least five (5) days prior to the date on which the relevant Taxes are required to be paid to the applicable taxing authority.

(c)                                  Notwithstanding anything to the contrary in this Agreement, neither Parent nor the Sellers shall be required to provide any Person with any Tax Return or copy of any Tax Return (in each case, other than Section 338(h)(10) Forms) of (i) Parent or, except as set forth in the following proviso, a member of the Parent Group or (ii) a consolidated, combined, affiliated or unitary group that includes any member of the Parent Group (including any Combined Tax Return); provided, however, that Purchaser shall be entitled to receive, upon reasonable request, any Tax Return and any related Tax workpapers (other than a Combined Tax Return and any related workpapers) of any Transferred Company. Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be required to provide any Person with any Tax Return or copy of any Tax Return of a consolidated, combined or unitary group that includes the Purchaser.

7.6                               Certain Tax Benefits, Refunds, Credits and Carrybacks.

(a)                                 The amount of any Loss, Tax or expense for which indemnification is provided under this Article VII or Article X shall be net of any Tax Benefit actually realized by the relevant Indemnified Party or any of its Affiliates in the taxable year in which such Loss, Tax or expense is paid or accrued, or in the two succeeding tax years.  In the event that any such Tax Benefit is realized after the relevant indemnification payment is made (such that such indemnification payment was not reduced by the amount of such Tax Benefit), the Indemnified Party shall pay to the Indemnifying Party the amount of such Tax Benefit no later than fifteen (15) days after such Tax Benefit is actually realized.  For the avoidance of doubt, the realization of any such Tax Benefit by the Indemnified Party or any of its Affiliates shall in no way limit, diminish or waive any remedy of any Indemnified Party under this Agreement, subject to the Indemnifying Party’s right to receive the amount of such Tax Benefit pursuant to the immediately preceding sentence if, when, and to the extent such Tax Benefit is actually realized in accordance with this Section 7.6(a).  In addition, in the event that Parent reasonably determines that any deduction in respect of any amounts for which Parent is responsible pursuant to Section 6.7 or Section 6.8 may not, under applicable Law, be claimed on a Tax Return for which Parent has filing responsibility under Section 7.5(a) or on any Tax Return of a member of the Parent Group, but that such deduction may, under applicable Law, be claimed on a Tax Return for which Purchaser has filing responsibility under Section 7.5(b) or on any other Tax Return of Purchaser or any of its Affiliates, Parent shall notify Purchaser of such determination and Purchaser shall claim (or shall cause such deduction to be claimed) on the relevant Tax Return and shall pay to Parent the amount of any Tax Benefit actually realized by Purchaser or any of its Affiliates as a result of such deduction in the tax year in which the relevant amounts are paid or accrued, or in the two succeeding tax years.  “Tax Benefit” means, for any tax year, the amount by which the cash Tax Liability of the relevant Person for such tax year is actually reduced as a result of the relevant Loss, Tax, expense or amount, calculated by comparing (1) the Taxes payable by such Person in respect of such tax year without giving effect to any deductions for the payment or accrual of the Loss, Tax or expense giving rise to the relevant indemnity payment or the relevant amount for which Parent is responsible pursuant to Section 6.7 or Section 6.8, and (2) the Taxes payable by such Person in respect of such tax year giving effect to such deduction allowed as a result of such payment or accrual of such Loss, Tax, expense or amount, and net of any Taxes and reasonable out-of-pocket expenses incurred by such Indemnified Party in connection with obtaining, receiving or accruing such reduction in Tax Liability or the related indemnification payment.  For the avoidance of doubt, net operating losses shall not constitute Tax Benefits actually realized for purposes of this Section 7.6(a), except to the extent such net operating losses are attributable to a Loss subject to this Section 7.6(a) and are carried forward and utilized in either of the two tax years immediately following the tax year in which the relevant Loss, Tax, expense or amount is paid or accrued, as contemplated by this Section 7.6(a).

(b)                                 Parent shall be entitled to any refunds or credits of or against any Taxes for which the Sellers are responsible under Section 7.2; provided, however, that Parent shall not be entitled to any refunds to the extent such refunds were reflected as an asset in Working Capital or Net Indebtedness on the Final Closing Statement.  Purchaser or a Purchaser Designee shall be entitled to any refunds or credits of the Transferred Companies of or against any Taxes other than refunds or credits to which Parent is entitled pursuant to the foregoing sentence.  Any refunds or credits of Taxes of the Transferred Companies for any Straddle Period shall be equitably apportioned between Parent and Purchaser in accordance with the principles set forth in Section 7.4 and the first sentence of this Section 7.6(b).  Each party shall pay, or cause its Affiliates to pay, to the party entitled to a refund or credit of Taxes under this Section 7.6(b), the amount of such refund or credit (including any interest paid thereon and net of any reasonable out-of-pocket expenses (including any Taxes) to the party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable.

7.7                               Tax Contests.

(a)                                 If any taxing authority asserts a Tax Claim, then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties to this Agreement; provided, however, that the failure of such party to give such prompt notice shall not relieve the other party of any of its obligations under this Article VII, except to the extent that the other party is prejudiced by such failure (as determined by a court of competent jurisdiction).  Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the taxing authority.

(b)                                 In the case of a Tax Proceeding of or with respect to any of the Transferred Companies or SCT Business Assets for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 7.7(d)), Parent shall have the exclusive right to control such Tax Proceeding; provided, however, that Parent shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement, compromise, or abandonment could have a material adverse impact on Purchaser or any of its Affiliates for any Post-Closing Period.  If Parent elects not to control the conduct and resolution of any Tax Proceeding that Parent has the right to control pursuant to this Section 7.7(b), Parent shall notify Purchaser in writing, and Purchaser shall have the right to control the conduct and resolution of such Tax Proceeding, or portion thereof, that is not controlled by Parent; provided, that, (x) the costs and expenses, including reasonable legal and accounting fees, incurred by Purchaser in controlling such Tax Proceeding, or such portion thereof, shall be borne by Parent and (y) Purchaser shall not settle, compromise or abandon any such Tax Proceeding without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, if such settlement, compromise, or abandonment could have a material adverse impact on Parent or any of its Affiliates for any Pre-Closing Period.

(c)                                  In the case of a Tax Proceeding of or with respect to any of the Transferred Companies or any SCT Business Asset for any Straddle Period (other than a Tax Proceeding described in Section 7.7(d)), the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding and attend any meetings or conferences with the relevant taxing authority, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, however, that the Controlling Party shall not have any obligations (and the Non-Controlling Party shall not have any rights) under clause (i), (ii), (iii) or (v) above with respect to any portion of such Tax

Proceeding (and any actions, written materials, meetings or conferences relating exclusively thereto) that could not reasonably be expected to affect the liability of, or otherwise have an adverse effect on, the Non-Controlling Party or any of its Affiliates.    For purposes of this Agreement, “Controlling Party” shall mean Parent if Parent and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Parent or Purchaser is not the Controlling Party with respect to such Tax Proceeding.

(d)                                 Notwithstanding anything to the contrary in this Agreement, Parent shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Parent or a member of the Parent Group; and (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Parent Group (including any Combined Tax Return).  Notwithstanding anything to the contrary in this Agreement, Purchaser (or an Affiliate of Purchaser) shall have the exclusive right to control in all respects, and neither Parent nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any Tax Return of a consolidated, combined, affiliated or unitary group that includes the Purchaser.

7.8                               Cooperation and Exchange of Information.

(a)                                 Not more than sixty (60) days after the receipt of a request from Parent, Purchaser shall, and shall cause its Affiliates to, provide to Parent a package of Tax information materials, including schedules and work papers, requested by Parent to enable Parent to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Transferred Companies.  Purchaser shall prepare such package completely and accurately, in good faith and in a manner consistent with Parent’s past practice.  In the event of any conflict between this Section 7.8(a) and Section 7.5, the provisions of Section 7.5 shall govern.   Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be required to provide any copies of its consolidated, combined, affiliated or unitary Tax Returns under this Section 7.8 or any other provisions of this Agreement.

(b)                                 Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VII or a right to refund of Taxes or (iii) conducting any Tax Proceeding.  Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess.  Each party shall, subject to applicable Law, make its employees reasonably available, during normal business hours, upon reasonable notice, on a mutually convenient basis, to provide an explanation of any documents or information so provided.

(c)                                  Each party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight (8) years following the due date (without extension) for such Tax Returns.  Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense (provided, that any such notice must in any event be made in writing at least sixty (60) days prior to such disposition).

7.9                               Tax Sharing Agreements.  On or before the Closing Date, the rights and obligations of the Transferred Companies pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which any of the Transferred Companies, on the one hand, and any member of the Parent Group, on the other hand, are parties, shall terminate, and neither any member of the Parent Group, on the one hand, nor any of the Transferred Companies, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

7.10                        Tax Treatment of Payments.  Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Parent, Purchaser, the Transferred Companies and their respective Affiliates shall treat any and all payments under this Article VII, Section 2.7 and Article X as an adjustment to the Purchase Price for Tax purposes.

7.11                        Certain Tax Elections.  Except as otherwise provided in the immediately following sentence, Purchaser shall not make, and shall cause its Affiliates (including the Transferred Companies) not to make any election with respect to any Transferred Company (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), which election would be effective on or prior to the Closing Date.  Purchaser shall make and shall cause its Affiliates to make a Section 338(h)(10) Election with respect to each of the Section 338(h)(10) Subsidiaries and a Section 338(g) Election with respect to each of the Section 338(g) Subsidiaries.

7.12                        Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, Parent and Purchaser shall each pay, or cause to be paid, when due, and be responsible for, fifty (50) percent of any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs imposed on the transfer of Shares to Purchaser pursuant to this Agreement or the transfer of any assets or liabilities to Purchaser pursuant to the Chinese Asset Purchase Agreement (“Transfer Taxes”); provided, however, that (x) Purchaser or an applicable Purchaser Designee shall pay and shall be responsible for any such Transfer Taxes that are value added, goods and services or similar Transfer Taxes recoverable under applicable Law (whether as an input credit, by refund, rebate or otherwise), and (y) Parent shall pay and shall be responsible for any Transfer Taxes imposed on any transaction undertaken pursuant to the Pre-Closing Restructuring.  The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party.  Parent and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided, that notwithstanding any of the foregoing, neither Purchaser nor Parent nor any of their respective Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if Purchaser or Parent, as applicable, determines in its sole discretion that the filing of such claim or any related action would have an adverse effect on Purchaser or Parent or any of their respective Affiliates, as applicable. Parent and Purchaser shall join in the execution of any such Tax Returns or other documentation, as applicable, in each case, to the extent required by applicable Law.  Parent shall pay, or cause to be paid, to Purchaser, and Purchaser shall pay, or cause to be paid, to Parent, an amount equal to fifty (50) percent of the amount of any Transfer Taxes shown to be due on any Tax Return relating to Transfer Taxes filed by Purchaser or Parent, as applicable, within ten (10) days after Purchaser or Parent, as applicable, makes, or causes to be made, written demand therefor, but in all cases at least five (5) days prior to the date on which such Transfer Taxes are required to be paid to the applicable taxing authority.  Such payments shall be made in immediately available funds by wire transfer to an account designated in writing by Purchaser to Parent or by Parent to Purchaser, as applicable.

7.13                        Timing of Payments.  Any indemnity payment required to be made pursuant to this Article VII shall be made within ten (10) days after the Indemnified Party makes written demand therefor upon the Indemnifying Party, but in all cases at least five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable taxing authority.  Such payments shall be made in immediately available funds by wire transfer to an account designated in writing by the Indemnified Party to the Indemnifying Party.

7.14                        Tax Matters Coordination.  Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII and Sections 10.1(a) and (d), and the provisions of Article X (other than Sections 10.1(a) and (d)) shall not apply.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

8.1                               Conditions to Obligation of Each Party to Close.  The respective obligations of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or written waiver at or prior to the Closing of the following conditions:

(a)                                 Regulatory Approvals.  Any waiting period applicable to the consummation of the Sale under the HSR Act shall have expired or been terminated.

(b)                                 No Injunctions.  No Governmental Entity of competent authority and jurisdiction shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits, or initiated any Action that remains pending and would reasonably be expected to make illegal or prohibit, the consummation of the Sale (collectively, the “Legal Restraints”).

8.2                               Conditions to Purchaser’s Obligation to Close.  Purchaser’s obligation to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or written waiver at or prior to the Closing of all of the following conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of the Sellers set forth in Section 3.2(a) (Capitalization of the Transferred Companies) shall be true and correct on and as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of the Sellers set forth in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2(b) (Capitalization of the Transferred Companies), Section 3.3 (Authority Relative to this Agreement) and Section 3.21 (Brokers) (without regard to any “Business Material Adverse Effect” or “materiality” qualifications contained therein) shall be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date, (iii) the representations and warranties of the Sellers set forth in Section 3.6(b) (Absence of Certain Changes or Events) shall be true and correct on and as of the Closing Date as if made on and as of the Closing Date and (iv) each of the other representations and warranties of the Sellers contained in Article III shall be true and correct (without regard to any “Business Material Adverse Effect” or “materiality” qualifications contained therein) on and as of the Closing Date as if made on and as of the Closing Date except (A) in each case of clauses (i), (ii), (iii), and (iv), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iv), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)                                 Covenants and Agreements.  The covenants and agreements of the Sellers to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)                                  Officer’s Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)                                 Ancillary Agreements.  Sellers shall have executed and delivered, or caused to be executed and delivered, as applicable, to Purchaser each of the Ancillary Agreements to which any member of the Parent Group is a party.

8.3                               Conditions to the Sellers’ Obligation to Close.  The obligations of the Sellers to effect the transactions contemplated by this Agreement shall be subject to the satisfaction or written waiver at or prior to the Closing of all of the following conditions:

(a)                                 Representations and Warranties.  (i) The representations and warranties of Purchaser set forth in Section 4.1 (Organization and Qualification; Subsidiaries) and Section 4.2 (Authority Relative to this Agreement) (collectively and together with the representations and warranties of Purchaser set forth in Section 4.5 (Brokers) and Section 4.6(c) (Solvency), the “Purchaser Fundamental Representations”) (without regard to any “Purchaser Material Adverse Effect” or “materiality” qualifications contained therein) shall be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of Purchaser set forth in Section  4.6(c) (Solvency) shall be true and correct on and as of the Closing Date as if made on and as of the Closing Date and (iii) each of the other representations and warranties of Purchaser contained in Article IV shall be true and correct (without regard to any “Purchaser Material Adverse Effect” or “materiality” qualifications contained therein) on and as of the Closing Date as if made on and as of the Closing Date except (A) in each case of clauses (i), (ii) and (iii), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iii) where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)                                 Covenants and Agreements.  The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)                                  Officer’s Certificate.  Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)                                 Ancillary Agreements.  Purchaser shall have executed and delivered, or caused to be executed and delivered, as applicable, to the Sellers each of the Ancillary Agreements to which Purchaser or any of its Affiliates is a party.

ARTICLE IX

TERMINATION

9.1                               Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                 by mutual written consent of Parent and Purchaser;

(b)                                 by either Parent or by Purchaser if:

(i)                                     the Closing shall not have occurred on or before the date that is six (6) months after the date of this Agreement (the “Outside Date”); provided, that if all of the conditions to the Closing, other than the conditions set forth in Section 8.1(a) or Section 8.1(b) (to the extent that such Legal Restraint is in respect of a consent, authorization or approval required under Section 8.1(a)), shall have been satisfied or waived or shall be capable of being satisfied on such date, the Outside Date shall automatically be extended to the date that is nine (9) months after the date of this Agreement, which date shall thereafter be deemed to be the Outside Date; provided, further, that the right to terminate this Agreement under this clause (i) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date;

(ii)                                 the Sellers (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Parent) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a), 8.2(b), 8.3(a) or 8.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) is capable of being cured prior to the Outside Date, but has not been cured prior to the date that is forty-five (45) days from the date that Parent or Purchaser, as applicable, is notified in writing by the other of such breach or failure to perform; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party to this Agreement if such party shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement; and provided, further, that the right to terminate this Agreement under this Section 9.1(b)(ii), if not exercised, shall expire ninety (90) days following delivery of written notice of such breach or failure to perform;

(iii)                             any Legal Restraint permanently preventing or prohibiting consummation of the Sale shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall have complied with its obligations under this Agreement, including Section 5.3, with respect to any such Legal Restraint; or

(iv)                              any Governmental Entity that must grant a consent, authorization or approval required by Section 8.1(a) shall have denied such grant (whether by failing to permit the expiration of a waiting period or otherwise) and such denial shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iv) shall have complied with its obligations under this Agreement, including Section 5.3, with respect to such consent, authorization or approval.

9.2                               Notice of Termination.  In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating party to the other.

9.3                               Effect of Termination.  In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any party to this Agreement, except as set forth in the Confidentiality Agreement; provided, that termination of this Agreement shall not relieve any party hereto from liability for willful and material breach of this Agreement or willful and material failure to perform its obligations under this Agreement.

Notwithstanding anything to the contrary contained herein, the provisions of Section 5.2, Section 5.3(f), Section 5.6, and Article XI (General Provisions), and this Section 9.3 shall survive any termination of this Agreement.

9.4                               Extension; Waiver.  At any time prior to the Closing, either the Sellers, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE X

INDEMNIFICATION

10.1                        Survival of Representations, Warranties, Covenants and Agreements.

(a)                                 The representations and warranties of the Sellers contained in this Agreement shall survive the Closing until the date that is eighteen (18) months after the Closing Date; provided, that (i) the Seller Fundamental Representations and the representations and warranties made pursuant to Sections 3.13(g), (k), (l), (m) and (p) (Taxes) and Section 3.14 (Environmental Matters) shall survive until the expiration of the applicable statute of limitations (including any relevant extensions), plus sixty (60) days, (ii) the representations and warranties made pursuant to Section 3.10 (Employee Benefit Plans), Section 3.11 (Employees; Labor Matters), Section 3.16 (Intellectual Property) and Section 3.18 (Products) shall survive the Closing until the third anniversary thereof and (iii) the representations and warranties made pursuant to Section 3.13 (Taxes) (other than Sections 3.13(g), (k), (l), (m) and (p)) shall not survive the Closing.  Written notice of a claim for breach of any representations and warranties of the Sellers must be given by Purchaser to the Sellers in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties.

(b)                                 The representations and warranties of Purchaser contained in this Agreement shall survive the Closing until the date that is eighteen (18) months after the Closing Date; provided, that the Purchaser Fundamental Representations shall survive until the expiration of the applicable statute of limitations, plus sixty (60) days.  Written notice of a claim for breach of any representations and warranties of Purchaser must be given by a Seller to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations and warranties, and any claim for which such written notice has been given shall survive until finally resolved in accordance with the terms hereof.

(c)                                  The covenants and agreements contained herein that are to be performed at or prior to the Closing shall survive the Closing until the date that is twelve (12) months after the Closing Date, and written notice of a claim for breach of such covenant or agreement must be given by Purchaser to the Sellers or by the Sellers to Purchaser, as applicable, in accordance with the provisions hereof prior to such time.  Any claim for which such written notice has been given shall survive until finally resolved in accordance with the terms hereof.  Any covenant and agreement to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms; provided, that (i) the Sellers’ indemnification obligations pursuant to each of Section 10.2(a)(iv), Section 10.2(a)(v) and Section 10.2(a)(vi) shall only survive the Closing until the date that is two (2) years after the Closing Date and (ii) the Sellers’ indemnification obligations pursuant to Section 10.2(a)(vii) shall only survive the Closing until the date that is five (5) years after the Closing Date.

(d)                                 The indemnification obligations contained in Article VII (Tax Matters) shall survive the Closing until the expiration of the applicable statute of limitations (including any relevant extensions) plus sixty (60) days.

10.2                        Indemnification by the Sellers.

(a)                                 Subject to the provisions of this Article X and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII (except as described therein)), effective as of and after the Closing, the Sellers shall, jointly and severally, indemnify and hold harmless Purchaser and its Affiliates and their respective equityholders, directors, officers, employees and agents (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any representation or warranty of the Sellers, at and as of the Closing Date as if made as of the Closing Date (unless made as of a specific date, in which case, at and as of such date), contained in Article III (other than any representation or warranty of the Sellers contained in Section 3.13 of this Agreement); (ii) any breach of any covenant or agreement of the Sellers contained in this Agreement; (iii) any Excluded Liabilities; (iv) any Indebtedness; (v) any Transaction Costs; (vi) the matter set forth on Section 10.2(a)(vi) of the Seller Disclosure Schedule; and (vii) the matters or claims set forth on Section 10.2(a)(vii) of the Seller Disclosure Schedule.

(b)                                 Notwithstanding any other provision to the contrary:

(i)                                     The Sellers shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses (A) to the extent the related Liabilities were reflected in or taken into account in the determination of Working Capital, Net Indebtedness or Transaction Costs on the Final Closing Statement; (B) pursuant to Section 10.2(a)(i), for any claim unless such claim or series of related claims involve Losses in excess of $30,000 (the “De Minimis Amount”) and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(b)(i)(C); (C) pursuant to Section 10.2(a)(i), until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) exceeds $12,500,000 (the “Deductible”), after which the Sellers shall be obligated only for the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) in excess of the Deductible, subject to Sections 10.2(b)(i)(A) and (B), Section 10.2(b)(ii) and Section 10.2(b)(iii); provided, that any claim for indemnification under Section 10.2(a)(i) resulting from a breach of a Seller Fundamental Representation shall not be subject to the De Minimis Amount or the Deductible; or (D) pursuant to Section 10.2(a)(vii), until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(vii) exceeds $2,000,000 after which the Sellers shall be obligated only for the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(vii) in excess of such amount, subject to Section 10.2(b)(i)(A) and Section 10.2(b)(iii);

(ii)                                the cumulative indemnification obligations of the Sellers under Section 10.2(a)(i) shall in no event exceed, in aggregate, $150,000,000 (the “Cap”); provided, that any claim for indemnification under Section 10.2(a)(i) resulting from a breach of a Seller Fundamental Representation shall not be subject to the Cap; and

(iii)                             the cumulative indemnification obligations of the Sellers under Section 10.2(a)(i), Section 10.2(a)(ii), Section 10.2(a)(iii) (with respect to Legacy Environmental Liabilities and Pre-Closing Environmental Liabilities), Section 10.2(a)(vi), and Section 10.2(a)(vii) shall in no event exceed, in aggregate, $1,000,000,000 (the “Overall Cap”); provided, that (A) the cumulative indemnification obligations of the Sellers under Section 10.2(a)(iii) with respect to Pre-Closing Environmental Liabilities (but not Legacy Environmental Liabilities) shall in no event exceed, in aggregate, $500,000,000 and (B) the cumulative indemnification obligations of the Sellers under Section 10.2(a)(vi) and Section 10.2(a)(vii) shall in no event exceed, in aggregate $150,000,000.

10.3                        Indemnification by Purchaser.

(a)                                 Subject to the provisions of this Article X and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII (except as described therein)), effective as of and after the Closing, Purchaser and the Transferred Companies shall indemnify and hold harmless the Sellers and their respective Affiliates, and their respective equityholders, directors, officers, employees and agents (collectively, the “Seller Indemnified Parties”), from and against any and all Losses actually incurred or suffered by any of the Seller Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any representation or warranty of Purchaser, at and as of the Closing Date as if made as of the Closing Date (unless made as of a specific date, in which case at and as of such date), contained in Article IV; (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement; (iii) any Liability to the extent arising out of or relating to the Transferred Companies, the Business (including the ownership and operation thereof), or the ownership, occupation or use by the Transferred Companies of the Business Real Property, whether any such Liability arises before or after Closing, is known or unknown, contingent or accrued, in each case other than to the extent of any Liabilities for which the Sellers are required to indemnify Purchaser or the Purchaser Indemnified Parties pursuant to Section 10.2(a); (iv) without duplication of any Liability described in the foregoing clause (iii), the failure to pay any amounts when due of any Liability to the extent reflected in or taken into account in the determination of Working Capital, Net Indebtedness or Transaction Costs on the Final Closing Statement and (v) any Environmental Liability to the extent arising out of or relating to any Purchaser Environmental Condition.

(b)                                 Notwithstanding any other provision to the contrary:

(i)                                    Purchaser shall not be required to indemnify or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.3(a)(i), (A) for any claim unless such claim or series of related claims involve Losses in excess of the De Minimis Amount and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses under Section 10.3(b)(i)(B); or (B) pursuant to Section 10.3(a)(i), until the aggregate amount of the Seller Indemnified Parties’ Losses under Section 10.3(a)(i) exceeds the Deductible, after which Purchaser shall be obligated only for the Seller Indemnified Parties’ Losses under Section 10.3(a)(i) in excess of the Deductible, subject to Section 10.3(b)(i)(A), Section 10.3(b)(ii) and Section 10.3(b)(iii); provided, that any claim for indemnification under Section 10.3(a)(i) resulting from a breach of a Purchaser Fundamental Representation shall not be subject to the De Minimis Amount or the Deductible;

(ii)                                 the cumulative indemnification obligations of Purchaser under Section 10.3(a)(i) shall in no event exceed, in aggregate, the Cap; provided, that any claim for indemnification under Section 10.3(a)(i) resulting from a breach of a Purchaser Fundamental Representation shall not be subject to the Cap; and

(iii)                              the cumulative indemnification obligations of Purchaser under Section 10.3(a)(i) and Section 10.3(a)(ii) shall in no event exceed, in aggregate, the Overall Cap.

10.4                        Indemnification Procedures.

(a)                                 The procedures described in this Section 10.4 do not apply to claims for indemnification made pursuant to Article VII, which claims shall be governed by the procedures set forth in such Article VII.

(b)                                 A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification

(the “Indemnifying Party”) in writing of any pending or threatened claim that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent that the Indemnifying Party is actually prejudiced by such failure, it being agreed that any such notice must describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand, matter or circumstance, the provisions of this Agreement pursuant to which indemnification is being or may be sought and an estimate of the Indemnified Party’s Losses, if then known or reasonably estimable, and must be delivered prior to the expiration of any applicable survival period specified in Section 10.1 for such representation, warranty, covenant or agreement, as applicable.

(c)                                  Upon receipt of a notice of a Third Party Claim from an Indemnified Party pursuant to Section 10.2(a) or Section 10.3(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within thirty (30) days of the receipt of notice of such Third Party Claim (which notice shall include an acknowledgment by the Indemnifying Party that (based on the information available to the Indemnifying Party to date), subject to the limitations set forth in this Article X, including Section 10.2(b) or Section 10.3(b), as applicable) such Third Party Claim is indemnifiable hereunder), to assume the defense and control of such Third Party Claim, subject to the terms hereof.  If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.4(c), the Indemnified Party shall be entitled to assume and control such defense, and any costs and expenses associated with such defense (including reasonable attorney’s and accountant’s fees) shall be indemnifiable Losses hereunder, but the Indemnifying Party may nonetheless participate in, but not control, the defense of such Third Party Claim with its own counsel and at its own expense.  If the Indemnifying Party assumes the defense and control of a Third Party Claim, it shall be at the Indemnifying Party’s sole cost and expense, and the Indemnifying Party shall be entitled to select counsel, contractors and consultants; provided, however, that (i) the Indemnified Party shall be entitled, at the Indemnifying Party’s expense, to retain one firm of separate counsel of its choosing (along with any required local counsel) if (1) the Indemnifying Party and Indemnified Party so mutually agree, (2) the Indemnified Party shall have reasonably concluded, based on the advice of counsel, that there are legal defenses available to it that are different from or in addition to those available to the Indemnifying Party or (3) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Party and Indemnified Party and representation of both sets of parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, and (ii) the Indemnified Party may otherwise participate in any such proceeding with counsel of its choice and at its own expense and the Indemnifying Party shall not be liable for the fees and expenses of counsel employed by the Indemnified Party. The parties shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with each other in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim, and the party that is in control of the defense of such claim pursuant to the terms hereof shall keep the other parties reasonably informed of the progress and material developments of such defense. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, that such settlement or judgment does not involve any equitable relief or finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party and the Indemnifying Party shall pay or cause to be paid all amounts in such settlement or judgment (other than solely with respect to the Deductible, the Pre-Closing Environmental Deductible or the amount set forth in Section 10.2(b)(i)(D), to the extent such liabilities would constitute Losses to which such limitations would be applicable in accordance with the applicable provisions of Section 10.2(b) or Section 10.3(b), as applicable).  No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party.

(d)                                 If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 10.2 or 10.3 and the Indemnified Party has a basis to seek recovery of all or a part of such Losses from a third party (a “Potential Contributor”) based on facts, events and circumstances giving rise to the right of indemnification, the Indemnifying Party shall be subrogated to the rights of the Indemnified Party against the Potential Contributor as necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

10.5                        Legacy Environmental Liabilities and Certain Pre-Closing Environmental Liabilities.  The Sellers’ indemnification obligations pursuant to Section 10.2(a)(iii) in respect of (i) Legacy Environmental Liabilities, or (ii) any Pre-Closing Environmental Liabilities that arise out of or relate to (A) any Off-Site Location or (B) any matters not otherwise governed by Section 10.6 of this Agreement shall be governed by the provisions set forth in Sections 10.2 and 10.4 of this Agreement and the provisions set forth in this Section 10.5.  The Sellers shall have the right to exercise and perform, on behalf of any Transferred Company, any rights, obligations or actions that such Transferred Company may have under any Divestiture Agreements, including any rights of access to any Off-Site Locations for the purpose of performing Remedial Actions.  To the extent required under any Divestiture Agreements, the Sellers shall be deemed a contractor or representative of the applicable Transferred Company for the purposes of performing any Remedial Actions or other obligations with respect to Legacy Environmental Liabilities.

10.6                        Remedial Actions to Address Business Real Property Pre-Closing Environmental Liabilities.  The Sellers’ indemnification obligations under Section 10.2(a)(iii) with respect to Remedial Actions necessary to address Pre-Closing Environmental Liabilities relating to any Business Real Property shall be subject to Section 10.2, Section 10.4 and the following provisions of this Section 10.6.

(a)                                 Sellers’ obligation for indemnity or defense under Section 10.2(a) with respect to any Losses arising out of or relating to Remedial Actions necessary to address any Pre-Closing Environmental Liabilities shall be reduced to the extent any such Losses result from (i) the willful misconduct or negligence of any Purchaser Group Member; (ii) any change in the use of the Business Real Property by any Purchaser Group Member or any subsequent owner, tenant or occupant of the Business Real Property to a use other than a commercial or industrial use; (iii) any failure by a Purchaser Group Member or subsequent owner, tenant or occupant of the Business Real Property to comply in any material respect with Environmental Covenants applicable to any Business Real Property imposed under Section 10.6(d); or (iv) exposure to a Regulated Substance in building materials (including building improvements, appurtenances, coatings, decorations, fixtures and equipment) where such exposure results from contact with or a Release of such Regulated Substance that first occurs after the Closing, unless and to the extent that such exposure resulted from the failure of such building materials to be managed, operated and maintained in compliance with applicable Environmental Laws prior to the Closing.

(b)                                 With respect to any Remedial Action for which the Sellers are responsible as a Pre-Closing Environmental Liability, the Sellers shall only be obligated to perform or provide indemnification for those Remedial Actions that are required by any Governmental Entity with jurisdiction over such Remedial Action or required by any applicable Environmental Law.  Any Remedial Actions conducted at the Business Real Property by any Lead Party shall be conducted in a cost-effective manner using commercially reasonable methods for investigations, corrective action, remediation and containment to achieve (1) the least stringent available Applicable Remediation Standards, or (2) such other Applicable Remediation Standards as agreed to by the parties.  Such Applicable Remediation Standards shall include any (i) cleanup standards for industrial or commercial areas promulgated pursuant to applicable Environmental Laws or published by the Governmental Entity having jurisdiction over such Remedial Action and/or (ii) Governmental Entity-approved site-specific risk-based cleanup standards, in each case that are consistent with (A)  use of the affected property for industrial and commercial use, and (B) the use of those institutional and engineering controls as provided under Section 10.6(d) that will not materially interfere with the continued operation of the Business and the future use of the Business Real Property for commercial and industrial uses that are consistent with such uses as of the Closing.

(c)                                  The Sellers’ indemnity shall include the obligation to undertake all reasonable measures to secure, where available, a no further action letter or similar document (the “Closure Document”) from any Governmental Entity with jurisdiction over the Remedial Action confirming that no further Remedial Action is required, provided that no institutional or engineering controls shall be included as part of such Closure Document unless such institutional or engineering controls are consistent with the provisions of Section 10.6(d).  If a Closure Document is not available or achievable from any Governmental Entity for any such Remedial Action, then the Sellers’ indemnity obligation shall include securing a certification from a reputable third party consultant, for reliance by Purchaser and subject to Purchaser’s reasonable approval, that all required Remedial Actions have attained Applicable Remediation Standards consistent with the provisions of Section 10.6(b).

(d)                                 If such measures would reduce Losses otherwise subject to this Section 10.6 the Sellers shall have the right to propose and utilize, and where Purchaser is the Lead party, Purchaser shall utilize, those institutional controls (including deed restrictions) and engineering controls that otherwise meet the requirements of Section 10.6(b) approved by or acceptable to the applicable Governmental Entities, unless a reasonable business person would determine that such measures would unreasonably interfere with the continued operation of the Business or the future use of the Business Real Property for commercial and industrial uses.  Purchaser shall cooperate in executing and recording any documents that are necessary to establish and implement such institutional and engineering controls (“Environmental Covenants”).

(e)                                  If (1) Sellers reasonably believe that the action of a Governmental Entity in imposing Applicable Remediation Standards or in requiring a particular Remedial Action is contrary to Law, (2) Sellers determine in their reasonable business judgment that the most effective approach to fulfill their indemnification obligations under this Section 10.6 is to challenge such action through appropriate regulatory and/or judicial processes, and (3) such challenge is not anticipated to, either during its pendency or following its conclusion, unreasonably impact any of the Transferred Companies or the Business, or any of their operations, then, subject to the provisos herein, (i) the Sellers may undertake such challenge, (ii) Sellers shall have the right to control such legal or regulatory challenge, and shall keep Purchaser informed of all actions and proceedings related to such matter, and (iii) Purchaser shall reasonably cooperate with the Sellers with respect to such challenge; provided that: (x) Sellers’ obligation to indemnify Purchaser shall extend to and include any Losses incurred by Purchaser arising from Seller’s decision to exercise such challenge; and (y) Sellers shall confer and reasonably cooperate with Purchaser during such proceedings to minimize the potential impact of such challenge upon the relationship between the applicable Governmental Entity and the Transferred Companies or Business.

(f)                                   Sellers shall have no obligation to indemnify any Purchaser Group Member with respect to Remedial Actions arising from Pre-Closing Environmental Liabilities to the extent such are discovered as the result of any post-closing sampling or testing by or for a Purchaser Group Member, unless such sampling or testing is (i) required pursuant to any Environmental Law or by any Governmental Entity; (ii) undertaken to investigate or address any threat to human health or the Environment; (iii) consistent with the actions of an owner or operator of the Business exercising the degree of diligence, prudence and foresight that would reasonably and ordinarily be expected from a reasonable and experienced operator engaged in the same type of business (but acting without the benefit of any contractual indemnifications with respect to any environmental matters); (iv) conducted as part of due diligence for any proposed transaction or financing; or (v) conducted in connection with any construction, renovation or other capital projects undertaken for a bona fide business purpose.

(g)                                  If it is determined that an Environmental Liability that requires Remedial Action is partially the result of Preexisting Environmental Conditions in combination with Purchaser Environmental Conditions, Sellers’ indemnification obligations shall be limited to those Losses attributable to such Preexisting Environmental Conditions and Purchaser shall be responsible for any Purchaser Environmental Conditions in accordance with Section 10.3.

(h)                                 If Purchaser undertakes any construction, expansion, demolition or renovation activities on any of the Business Real Property that are not required by any applicable Environmental Law or by any Governmental Entity, Purchaser shall use commercially reasonable efforts to minimize the disturbance and the costs associated with management of any Preexisting Environmental Condition consistent with the actions of an owner or operator of the Business exercising the degree of diligence, prudence and foresight that would reasonably and ordinarily be expected from a reasonable and experienced operator engaged in the same type of business (but acting without the benefit of any contractual indemnifications with respect to any such environmental matters).

(i)                                     The party that has the right to assume control of the Remedial Action to address a Pre-Closing Environmental Liability as provided in this Section 10.6(i) shall be designated as the “Lead Party” for purposes of such Pre-Closing Environmental Liability.  Sellers, at their option, shall be the Lead Party for any Remedial Action subject to indemnification for Pre-Closing Environmental Liabilities, and shall have the right to assume control of, direct and implement any Remedial Action, defense or other response relating to any Pre-Closing Environmental Liability (including the resolution or settlement thereof and all other actions taken in response thereto), subject to the conditions herein.  Within thirty (30) days after receiving notice of a claim pursuant to Section 10.4, Sellers, as appropriate, shall notify Purchaser of their intent to act as Lead Party, and, if Sellers decline to act as Lead Party, then Purchaser shall proceed as Lead Party and Sellers shall be obligated to indemnify for all Remedial Actions for such matter as set forth in this Section 10.6; provided, however, that, in the case of imminent endangerment to human health or the Environment, Purchaser may undertake all reasonable and necessary Remedial Actions required by any Governmental Entity, under Environmental Law or otherwise to respond to the imminent endangerment pending Sellers’ notification to Purchaser of their intention to act as Lead Party. Purchaser shall be the Lead Party and have the right to assume control of, direct and implement any Remedial Action, defense or other response relating to an Environmental Condition that is solely a Purchaser Environmental Condition.  If it is determined that an Environmental Condition is the result of a Purchaser Environmental Condition in combination with an Environmental Condition qualifying as a Pre-Closing Environmental Liability, Sellers shall have the right to assume the role of Lead Party or, if Sellers do not exercise that right, the party with the greater proportionate responsibility shall be the Lead Party and assume control of, direct and implement any Remedial Action, defense or other response relating to such Environmental Condition; provided that if Sellers decline to act as Lead Party in such circumstances, the Purchaser shall be the Lead Party.  The Lead Party shall promptly commence the Remedial Actions and shall diligently pursue such Remedial Actions in accordance with this Section 10.6.

(i)                                   The Lead Party shall provide the non-Lead Party for review and comment drafts of any proposed work plans, reports or other submissions that the Lead Party intends to deliver or submit to a Governmental Entity prior to said submission.  The non-Lead Party shall have thirty (30) days or such shorter time as is reasonable under the circumstances to provide comments to the Lead Party regarding any such draft submissions.  Such review shall be at the sole expense of the non-Lead Party.  The Lead Party shall provide good faith consideration to the non-Lead Party’s comments and shall incorporate all such comments that the Lead Party determines in good faith are reasonable.

(ii)                                The Lead Party shall promptly provide copies to the non-Lead Party of all written notices, final submissions, final work plans and final reports, and any other documents or communications to or from any Governmental Entity concerning the Remedial Action.

(iii)                             The non-Lead Party may hire its own consultants, attorneys or other professionals to monitor the Remedial Action, including any field work, and the Lead Party shall provide the non-Lead Party with the results of all such field work.  During the performance of the field work, the Lead Party shall afford the non-Lead Party the opportunity to collect split samples of any samples collected by the Lead Party or its representatives.

(iv)                             The Lead Party shall provide the non-Lead Party with notice of any meetings with any Governmental Entity concerning the Remedial Action, and, to the extent permitted under applicable Law, the non-Lead Party shall have the right to have its representatives or consultants attend such meeting, which costs related to such attendance at the sole cost of the non-Lead Party.

(v)                                 If the non-Lead Party is in possession of the site where Remedial Actions are being implemented, the Lead Party shall, where practicable, provide reasonable advance notice to and reasonably consult with the non-Lead Party concerning the scheduling and methods for implementing any Remedial Action, and shall not unreasonably interfere with the non-Lead Party’s business operations at the site in question.

(vi)                              Neither party shall engage in any ex parte communications with any involved Governmental Entity or other Person regarding any Remedial Action subject to this Section 10.7 being undertaken or any Pre-Closing Environmental Liability giving rise to such Remedial Action, without notice to and the opportunity by the other party to participate in such communication; provided that a party may engage in a communication with an involved Governmental Entity without notice to the other party if:

(A)                               the party is required by Law to make a notification to such Governmental Entity within a time period that does not practicably allow an opportunity to first notify the other party; provided that such party shall notify the other party as soon as practicable following the provision of such notice to such Governmental Entity; or

(B)                               a Governmental Entity conducts an inspection or otherwise initiates a communication with the party; provided that such party shall notify the other party as soon as practicable following such communication.

(j)                                    In communications with any Governmental Entity or other Person regarding any Remedial Action undertaken pursuant to the parties’ obligations under this Section 10.6 or underlying Pre-Closing Environmental Liability, no party or its representatives shall advocate or take any position that would hinder or render more difficult or costly the Remedial

Action to be undertaken by the other party or that is inconsistent with obtaining closure for the Remedial Action from the Governmental Entity consistent with the terms of this Section 10.6.

(k)                                 The Purchaser Group Members shall cooperate with all reasonable requests of Seller, including providing reasonable access to applicable facilities, employees, business and personnel books and records, data and information, including access for Sellers and Sellers’ contractors and other representatives to any of the Business Real Property to conduct any investigation of Environmental Conditions or as necessary to perform a Remedial Action under this Section 10.6; provided that any such investigation shall be conducted so as to not unreasonably interfere with the continued operation of the Business in any material respect.

10.7                        Exclusive Remedy.

(a)                                 Except (i) with respect to the matters covered by Sections 2.5 through 2.7, (ii) with respect to any matter relating to Taxes (which shall be governed exclusively by Article VII (except as described therein)), (iii) for the parties’ right to seek and obtain any equitable relief pursuant to Section 11.11, (iv) as provided in Section 5.22 and Section 6.4, and (v) for the fraud of any party hereto or its Affiliates with respect to the representations, warranties and covenants made in this Agreement, as applicable, as determined by a court of competent jurisdiction pursuant to a final and nonappealable judgment, Purchaser and the Sellers acknowledge and agree that, following the Closing, the indemnification provisions of Sections 10.2 and 10.3 shall be the sole and exclusive remedies of the Sellers and Purchaser for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party, or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement, the Foreign Acquisition Agreements and (subject to Section 2.8(b) and following the completion of the transfer by SCT to Middleby Induction China of the SCT Business Assets and the assumption by Middleby Induction China of the SCT Business Liabilities pursuant to the Chinese Asset Purchase Agreement) the Chinese Asset Purchase Agreement (but excluding, for the avoidance of doubt, the other Ancillary Agreements).  Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled.

10.8                        Additional Indemnification Provisions.

(a)                                 (i) A breach of a representation or warranty shall be deemed to exist either if such representation or warranty is actually inaccurate or breached or would have been inaccurate or breached if such representation or warranty had not contained any limitation or qualification as to materiality, Business Material Adverse Effect, or Purchaser Material Adverse Effect, and (ii) the amount of Losses in respect of any breach of a representation or warranty, including any deemed breach resulting from the application of clause (i), shall be determined as if such representation and warranty had not contained any limitation or qualification as to materiality, Business Material Adverse Effect, or Purchaser Material Adverse Effect set forth in such representation or warranty; provided, that the foregoing clauses (i) and (ii) shall not apply for purposes of the representation and warranty contained in Section 3.6(b) or to any representation or warranty where such limitation qualifies an affirmative requirement to list specified items on a section of the Seller Disclosure Schedule (including for purposes of the definition of Business Material Contract), or to provide or deliver (or make available or give access to) specified information or documents.

(b)                                 With respect to each indemnification obligation contained in this Agreement, all Losses shall be net of any third-party insurance and indemnity proceeds that have been actually recovered by the Indemnified Party in respect of such Losses (it being agreed that if third-party insurance or indemnification proceeds in respect of such Losses are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made).  Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim.

10.9                        Limitation of Liability.  In no event shall any Indemnifying Party have liability to any Indemnified Party for, and Losses shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any loss of future revenue, profits or income, or for any diminution in value damages measured as a multiple of earnings, revenue or any other performance metric, in each case except for any such damages to the extent such damages are actually awarded and paid to a third party.  Neither the Purchaser Indemnified Parties, on the one hand, nor the Seller Indemnified Parties, on the other hand, shall be entitled to recover more than one dollar in respect of each dollar of Loss.

ARTICLE XI
GENERAL PROVISIONS

11.1                        Interpretation; Absence of Presumption.

(a)                                 It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.

(b)                                 For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) the Sellers and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (x) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xi) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (xv) amounts used in any calculations for purposes of this Agreement or any Ancillary Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number.  If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Companies.  Any right under this Agreement or any Ancillary Agreement that may be exercised by any individual Seller or that applies to “Seller” in the singular shall be a right of, and may be exercised by, any Seller hereunder.  Unless the context otherwise requires, any reference in this Agreement or any Ancillary Agreement to the “opening of business” on a specified date shall mean 9 a.m. Eastern Time on such date.  In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement, this Agreement will control.

(c)                                  Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Seller Disclosure Schedule or Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent.

11.2                        Headings; Definitions.  The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

11.3                        Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)                                 This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.  In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County.  Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.7.

(b)                                 EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.  NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENTS OR RELATED INSTRUMENTS.  NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.  EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND

CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3.  NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

11.4                        Entire Agreement.  This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to in this Agreement.

11.5                        No Third Party Beneficiaries.  Except for the parties’ respective reimbursement and/or indemnification obligations set forth herein that, expressly by their terms, extend to beneficiaries other than the parties hereto, including Section 5.10, 5.22, 7.2, 7.3, 7.6, 10.2 and 10.3, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

11.6                        Expenses.  Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement.

11.7                        Notices.  All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or by facsimile transmission or electronic mail (“e-mail”) transmission (so long as a receipt of such e-mail is requested and received), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)                                 If to any Seller:

c/o United Technologies Corporation
10 Farm Springs Road
Farmington, Connecticut 06032
Attention:                                         Charles D. Gill, Executive Vice President and General

Counsel

Facsimile No:                      (860) 728-7862

E-mail:                                                        Charles.Gill@utc.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
Attention:                                         Joshua R. Cammaker, Esq.
                                                                                                Edward J. Lee, Esq.

Facsimile No:       (212) 403-2000

E-mail:                                                        JRCammaker@wlrk.com

EJLee@wlrk.com

(b)                                 If to Purchaser:

c/o The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120
Attn:                                                                    Timothy J. FitzGerald, Chief Financial Officer
Facsimile No.       (847) 741-1689
Email:                                                            tfitzgerald@middleby.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, IL  60606
Attention:                                            Shilpi Gupta

Facsimile No:       (312) 407-8580

E-mail:                  Shilpi.Gupta@skadden.com

11.8                        Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement, except that upon written notice to Purchaser, any Seller may transfer or assign, in whole or from time to time in part, its rights under this Agreement to any Affiliate of Parent, but any such transfer or assignment will not relieve such Seller, as applicable, of any of its obligations hereunder.

11.9                        Amendments and Waivers.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought.  Any party to this Agreement may, only by an instrument in writing, waive compliance by the other parties to this Agreement with any term or provision of this Agreement on the part of such other parties to this Agreement to be performed or complied with.  The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

11.10                 Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

11.11                 Specific Performance.  The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.  The parties acknowledge and agree that the limitations on remedies of the parties following termination of this Agreement set forth in Section 9.3 shall not limit the right of the Sellers to obtain specific performance pursuant to this Section 11.11.

11.12                 Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)                                 Purchaser waives and will not assert, and agrees to cause its Affiliates, including the Transferred Companies, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Parent, any of its Affiliates or any shareholder, officer, employee or director of Parent or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing Parent or any of its Affiliates in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such legal counsel, the “Legal Counsel,” and any such representation, the “Current Representation”).

(b)                                 Purchaser waives and will not assert, and agrees to cause its Affiliates, including the Transferred Companies, to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any Legal

Counsel and any Designated Person occurring during the Current Representation (“Privileged Communication”) in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates, and following the Closing, with any Transferred Company (including in respect of any claim for indemnification by Purchaser), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Parent and that Parent, and not Purchaser, its Affiliates or the Transferred Companies, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection.  Accordingly, from and after Closing, none of Purchaser, its Affiliates or the Transferred Companies shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Parent and not of Purchaser, its Affiliates or the Transferred Companies, or to internal counsel relating to such engagement, and none of Purchaser, its Affiliates, the Transferred Companies or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser, its Affiliates or the Transferred Companies or does not belong to Parent.  Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, its Affiliates or the Transferred Companies, on the one hand, and a third party other than Parent or its Affiliates, on the other hand, Purchaser, its Affiliates or the Transferred Companies may seek to prevent the disclosure of the Privileged Communications to such third party and request that Parent not permit such disclosure, and Parent shall consider such request in good faith.

11.13                 No Admission.  Nothing herein shall be deemed an admission by Purchaser, Parent or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Parent or any of their respective Affiliates, or that such third party or any of its respective Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract.

11.14                 Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

CARRIER CORPORATION

By:	/s/ Michael R. Dumais
	Name:	Michael R. Dumais
	Title:	Authorized Representative

CARRIER ASIA LIMITED

By:	/s/ Michael R. Dumais
	Name:	Michael R. Dumais
	Title:	Authorized Representative

MIDDLEBY MARSHALL INC.

By:	/s/ Timothy J. FitzGerald
	Name:	Timothy J. FitzGerald
	Title:	Vice President, Chief Financial Officer and Secretary

UNITED TECHNOLOGIES CORPORATION, solely for purposes of Section 5.21

By:	/s/ Michael R. Dumais
	Name:	Michael R. Dumais
	Title:	Executive Vice President, Operations & Strategy

THE MIDDLEBY CORPORATION, solely for purposes of Section 5.20

By:	/s/ Timothy J. FitzGerald
	Name:	Timothy J. FitzGerald
	Title:	Vice President and Chief Financial Officer